AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 1996

                                                 REGISTRATION NO. 33-61709

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                           FARMLAND INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        KANSAS                     2011                  44-0209330
     (State or other         (Primary standard        (I.R.S. Employer
     jurisdiction of         industrial              Identification No.)
    incorporation or         classification code
      organization)          number)

                               ---------------

                      3315 NORTH FARMLAND TRAFFICWAY
                       KANSAS CITY, MISSOURI 64116-0005
                                (816) 459-6000
  (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)
                                JOHN F. BERARDI
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           FARMLAND INDUSTRIES, INC.

                      3315 NORTH FARMLAND TRAFFICWAY
                       KANSAS CITY, MISSOURI 64116-0005
                                (816) 459-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ---------------

                       COPIES OF ALL COMMUNICATIONS TO:

JAMES BRIDGES FARMLAND
 INDUSTRIES, INC. 3315
    NORTH FARMLAND
   TRAFFICWAY KANSAS
    CITY, MISSOURI
 64116-0005 (816) 459-
       6000
   KENNETH R. BLACKMAN FRIED, FRANK, HARRIS, SHRIVER & JACOBSON ONE NEW YORK
              PLAZA NEW YORK, NEW YORK 10004-1980 (212) 859-8000
                                                       JON R. LIND MCDERMOTT,
                                                        WILL & EMERY 227 WEST
                                                       MONROE STREET CHICAGO,
                                                         ILLINOIS 60606-5096
                                                           (312) 372-2000
                               ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 From time to time after the effective date of this Registration Statement, as determined by market conditions.

                               ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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


                             EXPLANATORY NOTE

  THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-61709 CONTAINS (1) A
PRELIMINARY PROSPECTUS SUPPLEMENT RELATING TO    % SENIOR NOTES DUE 2003, AND
(2) A PRELIMINARY BASE PROSPECTUS RELATING TO THE SECURITIES REGISTERED.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS + +SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY + +NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 16, 1996

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED     , 1996

                                  $100,000,000
                           FARMLAND INDUSTRIES, INC.

                          % SENIOR NOTES DUE 2003

                                  -----------

  Interest on the Senior Notes is payable            and           of each
year, commencing           , 1996. The Senior Notes are not redeemable prior to
maturity and do not provide for any sinking fund. The Senior Notes will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Senior Notes in definitive form will not be issued. The Senior Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Senior Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Senior Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Senior Notes".

  The Senior Notes are general unsecured and non-subordinated obligations of the Company and rank on a parity in right of payment with all other unsecured and non-subordinated indebtedness of the Company.

  The Senior Notes have been approved for listing on the New York Stock Exchange under the symbol "FMLD 03", subject to official notice of issuance.

  SEE "RISK FACTORS" ON PAGE S-6 FOR A DESCRIPTION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SENIOR NOTES.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
   OFFENSE.

                                  -----------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                   OFFERING PRICE (1) DISCOUNT (2) COMPANY(1)(3)
                                   ------------------ ------------ -------------
Per Senior Note...................           %               %             %
Total.............................        $               $             $

-----

(1) Plus accrued interest, if any, from     , 1996.

(2) The Company has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $700,000 payable by the Company.

                                  -----------

  The Senior Notes offered hereby are being offered by Goldman, Sachs & Co., as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Senior Notes will be ready for delivery in book-entry form only through the
facilities of DTC in New York, New York on or about     , 1996 against payment
therefor in immediately available funds.

                              GOLDMAN, SACHS & CO.

                                  -----------

           The date of this Prospectus Supplement is     , 1996.

  IN CONNECTION WITH THE OFFERING OF THE SENIOR NOTES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless the context requires otherwise, (i) all references herein to "Farmland" or the "Company" are to Farmland Industries, Inc. and its consolidated subsidiaries,
(ii) all references herein to "year" or "years" are to fiscal years ended August 31, (iii) all references herein to "tons" are to United States short tons, and (iv) all references herein to "membership" or "members" are to persons eligible to receive patronage refunds from Farmland, i.e., Farmland's voting members, associate members, and other persons ("patrons") with which Farmland has a currently effective patronage refund agreement.

                                  THE COMPANY

  Farmland is an agricultural farm supply and processing and marketing company headquartered in Kansas City, Missouri that is owned primarily by its members and operates on a cooperative basis. As of August 31, 1995, Farmland's membership consisted of approximately 1,800 cooperative associations of farmers and ranchers and 11,500 pork or beef producers or associations of such producers. Founded originally in 1929, Farmland has grown from sales of $310,000 during its first year of operation to over $7.2 billion during 1995.

  The Company is one of the largest cooperatives in the United States in terms of revenues. The Company has endeavored to develop a significant presence in international markets. In 1995, the Company had exports to approximately 70 countries, and derived 47% of its grain revenues from export sales or sales to domestic customers for export. In 1995, the Company sold more than 2.5 million tons of wheat to China, which management believes constituted the largest wheat sale ever by a private U.S. enterprise to a foreign country. Substantially all of the Company's foreign grain sales are denominated in U.S. Dollars.

  The Company conducts business primarily in two operating areas: agricultural inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.

  The Company's farm supply operations consist of three principal product divisions--petroleum, crop production and feed. Principal products of the petroleum division are refined fuels, propane, by-products of petroleum refining and car, truck and tractor tires, batteries and accessories. Principal products of the crop production division are nitrogen-, phosphate- and potash-based fertilizers and, through the Company's ownership in WILFARM (a 50%-owned venture formed in 1995) ("WILFARM"), insecticides, herbicides and other plant protection products. Principal products of the feed division include swine, dairy, pet, beef, poultry, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services. Over 50% of the Company's farm supply products sold in 1995 was produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 64% of the Company's farm supply products sold in 1995 was sold at wholesale to farm cooperative associations which are members of Farmland. These farm cooperatives distribute products primarily to farmers and ranchers in states in the corn belt and the wheat belt who utilize the products in the production of farm crops and livestock.

  On the output side, the Company's processing and marketing operations include the processing of pork and beef, the marketing of fresh pork, processed pork, fresh beef and processed beef, and the storage and marketing of grain. In December 1995, the Company, through a 79%-owned subsidiary, commenced processing wheat into wheat gluten for use primarily in the commercial baking and pet food industries and starch for numerous industrial purposes. The Company anticipates that such wheat processing operations will be fully operational during 1996. In 1995, approximately 68% of the hogs processed and 49% of the grain marketed were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1995 were processed in plants owned by the Company.

  No material part of the business of any segment of the Company is dependent on a single customer or a few customers. Financial information about the Company's industry segments is presented in Note 12 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended August 31, 1995 (the "1995 Form 10-K"), which is incorporated by reference in the accompanying Prospectus.

  The Company competes for market share with numerous participants (including other cooperatives) with various levels of vertical integration, product and geographical diversification, sizes and types of operations. In the petroleum industry, competitors include major oil companies, independent refiners, other cooperatives and product brokers. Competitors in the crop production industry include global producers of nitrogen and phosphate fertilizers (some of which are cooperatives) and product importers and brokers. The feed, grain, pork and beef industries are comprised of a large variety of competitive participants.

  Farmland was formally incorporated in Kansas in 1931. Its principal executive offices are at 3315 North Farmland Trafficway, Kansas City, Missouri 64116 (telephone 816-459-6000).

                                  THE OFFERING

Securities Offered........ $100,000,000 aggregate principal amount of  % Senior Notes Due
                           2003 (the "Senior Notes").
Maturity Date.............          , 2003. The Senior Notes are not redeemable prior to
                           maturity and do not provide for any sinking fund.
Interest Payment Dates....           and          , commencing          , 1996.
Ranking................... The Senior Notes are general unsecured and non-subordinated obligations of the Company and rank on parity in right of
                           payment with all other unsecured and non-subordinated
                           indebtedness of the Company. As of November 30, 1995, after giving effect to this offering, (i) the Company had
                           outstanding $573.5 million aggregate principal amount of non-
                           subordinated indebtedness, including the Senior Notes, (ii)
                           the Company had outstanding $300.0 million aggregate principal amount of subordinated indebtedness, and (iii) certain of the
                           Company's subsidiaries had outstanding $125.1 million
                           aggregate principal amount of indebtedness, of which $119.1 million were nonrecourse to the Company.
Certain Covenants......... The Indenture (as defined below) under which the Senior Notes are to be issued restricts, among other things, the ability of the Company in certain circumstances (i) to incur liens on its assets, (ii) to repay or purchase indebtedness of the Company which is by its terms made subordinate or junior in the right of payment to the Senior Notes or other indebtedness of the
                           Company, and (iii) to pay patronage refunds or to pay
                           dividends on its common shares or to purchase or redeem any of its common shares or capital credits.

Use of Proceeds........... The net proceeds to the Company from the sale of the Senior
                           Notes offered hereby are estimated to be $   million. The
                           Company intends to use such net proceeds for general corporate purposes. Pending such use, such net proceeds may be used
                           temporarily to repay short-term indebtedness.
Listing................... The Senior Notes have been approved for listing on the New
                           York Stock Exchange under the symbol "FMLD 03", subject to official notice of issuance.
Book-Entry System......... The Senior Notes will be issued in the form of one or more fully registered global securities (collectively, the "Global
                           Security") registered in the name of the nominee of The
                           Depository Trust Company ("DTC"). Except as described in this
                           Prospectus Supplement or the accompanying Prospectus,
                           beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except in limited
                           circumstances described in this Prospectus Supplement, owners of beneficial interests in the Global Security will not be entitled to have Senior Notes registered in their names, will not receive or be entitled to receive Senior Notes in
                           definitive form and will not be considered holders thereof under the Indenture. Senior Notes will be issued only in
                           denominations of $1,000 and integral multiples thereof.

                                 RISK FACTORS

  Prospective investors should consider carefully, in addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, the following risk factors before purchasing the Senior Notes offered hereby.

INCOME TAX MATTERS

  On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of the $237.2 million gain resulting from its sale, in July 1983, of the stock of Terra Resources, Inc. ("Terra") and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that, among other things, Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets.

  On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. The parties submitted post-trial briefs to the court on September 14, 1995; reply briefs were submitted to the court on November 28, 1995, and Farmland is awaiting the court's decision.

  If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $191.4 million, before tax benefits of the interest deduction, through January 31, 1996), or $277.2 million in the aggregate at January 31, 1996. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5.0 million plus applicable statutory interest thereon. Finally, the additional federal and state income taxes and accrued interest thereon, which would be owed based on an adverse decision, would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

  The liability resulting from an adverse decision would be charged to current operations and would have a material adverse effect on the Company and may adversely affect its ability to pay, when due, principal and interest on the Senior Notes and the Company's other indebtedness. In order to pay any such tax claim, the Company would have to consider new financing arrangements, including the incurrence of additional indebtedness and the sale of assets. Moreover, the Company would be required to renegotiate the Company's $650.0 million credit facility provided by ten domestic and international banking institutions (the "Credit Agreement"), as well as other existing financing agreements with certain other parties, not only to permit such new financing arrangements, but also to cure events of default under the Credit Agreement and certain of such other existing financing agreements and to maintain compliance with various requirements of the Credit Agreement and such other existing financing agreements, including working capital and funded indebtedness provisions, in order to avoid default thereunder. No assurance can be given that such financing arrangements or such renegotiation would be successfully concluded. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources".

GENERAL FACTORS AFFECTING THE BUSINESS

  The Company's revenues, margins and net income depend, to a large extent, on conditions in agriculture and may be volatile due to factors beyond the Company's control, such as weather, crop failures, federal agricultural programs, production efficiencies and U.S. imports and exports. In addition, various federal and state regulations to protect the environment encourage farmers to reduce the amount of fertilizer and other chemical applications that they use. Global variables which affect supply, demand and price of crude oil, refined fuels, natural gas and other commodities may impact the Company's operations. Historically, changes in the costs of raw materials used in the manufacture of the Company's finished products have not necessarily resulted in corresponding changes in the prices at which such products have been sold by the Company. Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's cash flow and net income may continue to be volatile as conditions affecting agriculture and markets for the Company's products change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and "Business" in the accompanying Prospectus.

LIMITED ACCESS TO EQUITY CAPITAL MARKETS

  As a cooperative, the Company cannot sell its equity to traditional public or private markets. Instead, equity is raised largely from cooperative voting members, associate members and patrons. Increases in the balance of Farmland's capital shares and equities result from its payment of the noncash portion of patronage refunds (the allocated equity portion) to its members in the form of common shares, associate member common shares and capital credits and from net income on transactions with nonmembers (retained earnings). See "Business-- Patronage Refunds and Distribution of Net Earnings" and "Business--Allocated Equity Redemption Plans" in the accompanying Prospectus.

ENVIRONMENTAL MATTERS

  The Company is subject to various stringent federal, state and local environmental laws and regulations in the United States which regulate the Company's petroleum operations, farm supply manufacturing and distribution operations, its food processing and marketing operations and its grain marketing operations, or which may impose liability for the cleanup of environmental contamination. The Company has incurred and will continue to incur substantial capital expenditures and operating costs related to these laws and regulations. The Company cannot, however, predict the impact of new or amended laws or regulations, nor can it predict with certainty how existing laws and regulations will be enforced or interpreted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Matters Involving the Environment" herein and "Business--Matters Involving the Environment" in the accompanying Prospectus.

  Many of the Company's current and former facilities have been in operation for many years and, over such time, the Company and other predecessor operators of such facilities have generated, used, stored, or disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws. As a result of such operations, the soil and groundwater at or under certain of the Company's current and former facilities have been contaminated. Material expenditures may be required by the Company in the future to remediate contamination from past or future releases of hazardous substances or wastes.

  The Company wholly or jointly owns or operates 56 manufacturing properties and has potential responsibility for environmental conditions at a number of former manufacturing facilities and at waste disposal facilities operated by third parties. The Company is investigating or remediating contamination at 28 properties. The Company has also been identified as a potentially responsible party (a "PRP") under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") at various National Priority List sites and has unresolved liability with respect to the past disposal of hazardous substances at five such sites. Such laws may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owners or operators of a contaminated property, and companies that generated, disposed of, or arranged for the disposal of, hazardous substances found at the property. During 1994, 1995 and through the three months ended November 30, 1995, the Company paid approximately $1.4 million, $3.2 million and $.6 million, respectively, for environmental investigation and remediation.

  The Company currently is aware of probable obligations for environmental matters at 35 properties. As of November 30, 1995, the Company had made an environmental accrual of $18.5 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

  The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at November 30, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $22.2 million. See "Business--Matters Involving the Environment" in the accompanying Prospectus.

ABSENCE OF CERTAIN RESTRICTIONS IN THE INDENTURE

  The Indenture under which the Senior Notes are to be issued does not contain any provisions that would limit the ability of the Company or any of its affiliates to incur indebtedness (secured or unsecured) or that would afford holders of the Senior Notes protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect holders of the Senior Notes. See "Description of Debt Securities--General" in the accompanying Prospectus.

ABSENCE OF PUBLIC MARKET FOR THE SENIOR NOTES

  There is currently no trading market for the Senior Notes, and no assurance can be given that any market for the Senior Notes will develop or, if any such market develops, as to the liquidity of such market. The Senior Notes have been approved for listing on the New York Stock Exchange under the symbol "FMLD 03", subject to official notice of issuance. No assurance can be given that a holder of the Senior Notes will be able to sell them in the future or that such sale will be at a price equal to or higher than the initial public offering price. Furthermore, the Senior Notes may trade at a discount from their initial public offering price depending upon prevailing interest rates and other factors.

AGRICULTURAL LEGISLATION

  The U.S. Senate has passed a bill primarily intended to phase out, over a seven-year period, subsidies and price controls for grain and certain other crops. A similar bill is pending before the U.S. House of Representatives. It is not possible for the Company to predict whether and in what form such legislation may be enacted, and, if enacted, what effect, if any, such legislation may have on the Company.


                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Senior Notes offered
hereby are estimated to be $    million. The Company intends to use such net
proceeds for general corporate purposes. Pending such use, such net proceeds may be used temporarily to repay short-term indebtedness.

                                CAPITALIZATION

  The following table sets forth the capitalization (including short-term debt) of the Company as of November 30, 1995, on an actual basis and as adjusted to give effect to the issuance of the Senior Notes offered hereby:

                                                           ACTUAL   AS ADJUSTED
                                                         ---------- -----------
                                                         (AMOUNTS IN THOUSANDS)
SHORT-TERM DEBT (INCLUDING NONRECOURSE DEBT OF $75,589
 AND CURRENT MATURITIES OF LONG-TERM DEBT)(1)........... $  392,201 $  392,201
LONG-TERM DEBT (EXCLUDING CURRENT MATURITIES):
  Senior Notes..........................................          0    100,000
  Other non-subordinated debt...........................    189,732    189,732
  Subordinated debt.....................................    273,019    273,019
  Nonrecourse debt(1)...................................     43,532     43,532
                                                         ---------- ----------
    Total long-term debt................................ $  506,283 $  606,283
INTERIM NET INCOME(2)................................... $   52,284 $   52,284
CAPITAL SHARES AND EQUITIES(2):
  Preferred shares--Authorized 8,000,000 shares of $25
   par value; issued and outstanding, 98,157 shares..... $    2,454 $    2,454
  Common shares--Authorized 50,000,000 shares of $25 par
   value; issued and outstanding, 17,393,619 shares.....    434,840    434,840
  Associate member common shares--Authorized 2,000,000
   shares of $25 par value; issued and outstanding,
   707,103 shares.......................................     17,678     17,678
  Capital credits.......................................     32,974     32,974
  Earned surplus and other equities.....................    199,309    199,309
                                                         ---------- ----------
    Total capital shares and equities................... $  687,255 $  687,255
                                                         ---------- ----------
      Total capitalization.............................. $1,638,023 $1,738,023
                                                         ========== ==========

--------
(1) Nonrecourse debt refers to debt of subsidiaries of the Company for which only the applicable subsidiary is responsible.

(2) In accordance with the bylaws of Farmland, the member-sourced portion of consolidated earnings (before income taxes) is determined annually and distributed to members of Farmland as patronage refunds. The member-sourced portion of such earnings is determined on the basis of the quantity or value of business done by Farmland during the year with or for members entitled to receive patronage refunds. As this determination is made only after the end of the year, and because the appropriation of earned surplus is dependent on the determination of the amount of patronage refunds, and in view of the fact that the portion of the annual patronage refund to be paid in cash or Farmland equity (common shares, associate member common shares or capital credits) is determined (by the Board of Directors of Farmland (the "Board of Directors") at its discretion) after the amount of the annual patronage refund has been determined, Farmland makes no provision for patronage refunds in its interim financial statements. Therefore, the amount of interim net income has been reflected as a separate item in Farmland's November 30, 1995 Condensed Consolidated Balance Sheet in the 1995 Form 10-K and is not included in capital shares and equities at November 30, 1995.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data as of the end of and for each of the years in the five-year period ended August 31, 1995 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The Consolidated Financial Statements as of August 31, 1994 and 1995 and for each of the years in the three-year period ended August 31, 1995 (the "Consolidated Financial Statements"), and the independent auditors' report thereon, are included in the 1995 Form 10-K, which is incorporated by reference in the accompanying Prospectus. The following selected consolidated financial data as of and for the three-month periods ended November 30, 1994 and November 30, 1995 are derived from unaudited Condensed Consolidated Financial Statements of the Company (the "November 30, 1995 Financial Statements") included in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1995, which is incorporated by reference in the accompanying Prospectus. The November 30, 1995 Financial Statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for the periods covered thereby. The information set forth below should be read in conjunction with information appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus: "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements and related notes, and the independent auditors' report which contains an explanatory paragraph concerning income tax adjustments proposed by the IRS relating to Terra, and the November 30, 1995 Financial Statements and related notes.

                                                                                  THREE MONTHS THREE MONTHS
                                                                                     ENDED        ENDED
                                           YEAR ENDED AUGUST 31                   NOVEMBER 30  NOVEMBER 30
                          ------------------------------------------------------- ------------ ------------
                             1991       1992       1993        1994       1995        1994         1995
                          ---------- ---------- ----------  ---------- ---------- ------------ ------------
                                                (AMOUNTS IN THOUSANDS EXCEPT RATIOS)
SUMMARY OF
 OPERATIONS:(1)(2)
Net Sales...............  $3,638,072 $3,429,307 $4,722,940  $6,677,933 $7,256,869  $1,616,167   $2,156,949
Operating Income of
 Industry Segments......     156,765    160,912     86,579     154,799    293,381      77,020       85,801
Interest Expense........      36,951     27,965     36,764      51,485     53,862      13,443       14,289
Income (Loss) From
 Continuing Operations..      42,693     61,046    (30,400)     73,876    162,799      47,945       52,284
Net Income (Loss).......  $   42,693 $   62,313 $  (30,400) $   73,876 $  162,799  $   47,945   $   52,284
                          ========== ========== ==========  ========== ==========  ==========   ==========
DISTRIBUTION OF NET
 INCOME (LOSS):
Patronage Refunds:
 Allocated Equity.......  $   17,837 $    1,038 $    1,155  $   44,032 $   61,356      Note 3       Note 3
 Cash and Cash
  Equivalents...........      12,571     17,918        495      26,580     33,061      Note 3       Note 3
Earned Surplus and Other
 Equities...............      12,285     43,357    (32,050)      3,264     68,382      Note 3       Note 3
                          ---------- ---------- ----------  ---------- ----------
                          $   42,693 $   62,313 $  (30,400) $   73,876 $  162,799      Note 3       Note 3
                          ========== ========== ==========  ========== ==========
RATIO OF EARNINGS TO
 FIXED CHARGES(4).......         1.9        2.5     Note 4         2.2        4.0         4.3          4.7
BALANCE SHEETS:
Working Capital.........  $  122,124 $  208,629 $  260,519  $  290,704 $  319,513  $  300,890   $  318,566
Property, Plant and
 Equipment, Net.........     490,712    446,002    504,378     501,290    592,145     506,992      617,549
Total Assets............   1,369,231  1,526,392  1,719,981   1,926,631  2,185,943   1,920,378    2,374,273
Long-Term Debt
 (excluding current
 maturities)............     291,192    322,377    485,861     517,806    506,033     493,161      506,283
Capital Shares and
 Equities...............     497,364    588,129    561,707     585,013    687,287     584,860      687,255

                                       (See following page for footnotes.)

--------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" for a discussion of the pending income tax litigation relating to Terra, a former subsidiary of the Company.

(2) Acquisitions and Dispositions:

  (a) During 1994, the Company acquired approximately 79% of the common stock of National Carriers, Inc. ("NCI") for a cash purchase price of $4.4 million. NCI is a trucking company located in Liberal, Kansas. NCI provides substantially all the trucking service needs of National Beef Packing Company, L.P. ("NBPC"), a limited partnership. See Note 2 of the Notes to Consolidated Financial Statements included in the 1995 Form 10-K.

  (b) In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain"). The purchase price for Tradigrain ($31.4 million) was paid in cash. See Note 2 of the Notes to Consolidated Financial Statements included in the 1995 Form 10-K.

  (c) During 1993, Farmland acquired a 58% interest in NBPC (which interest was increased to 68% on March 31, 1995 and, subsequent to August 31, 1995, to approximately 76%). Effective April 15, 1993, NBPC acquired Idle Wild Foods, Inc.'s beef packing plant and feedlot located in Liberal, Kansas. See Note 2 of the Notes to Consolidated Financial Statements included in the 1995 Form 10-K.

  (d) In August 1993, The Cooperative Finance Association ("CFA") purchased 10,113,000 shares of its voting common stock from Farmland as part of a recapitalization plan which established CFA as an independent finance association for its members. As a result of CFA's stock purchase and amendments to CFA's bylaws, Farmland did not have voting control of CFA at August 31, 1993 and, therefore, did not include CFA in its consolidated balance sheet at August 31, 1993. Farmland's remaining investment in CFA is being accounted for by the cost method. See Note 2 of the Notes to Consolidated Financial Statements included in the 1995 Form 10-K.

  (e) The following unaudited financial information for the year ended August 31, 1993 presents pro forma results of operations of the Company as if the disposition of CFA and the acquisition of NBPC had occurred at the beginning of the period presented. The pro forma financial information includes adjustments for amortization of goodwill, additional depreciation expense, and increased interest expense both on recourse and nonrecourse debt assumed in the acquisitions. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity which excluded CFA and included NBPC for the full 1993. See Note 2 of the Notes to Consolidated Financial Statements included in the 1995 Form 10-K.

                                                                   AUGUST 31
                                                                  (UNAUDITED)
                                                                ----------------
                                                                   1993
                                                                -----------
                                                                (AMOUNTS IN
                                                                THOUSANDS)
     Net Sales................................................. $5,357,867
                                                                ==========
     Income (Loss) Before Extraordinary Item................... $  (44,040)
                                                                ==========

(3) In accordance with the bylaws of Farmland, the member-sourced portion of consolidated earnings (before income taxes) is determined annually and distributed to members of Farmland as patronage refunds. The member-sourced portion of such earnings is determined on the basis of the quantity or value of business done by Farmland during the year with or for members entitled to receive patronage refunds. As this determination is made only after the end of the fiscal year, and because the appropriation of earned surplus is dependent on the determination of the amount of patronage refunds, and in view of the fact that the portion of the annual patronage refund to be paid in cash or Farmland equity (common shares, associate member common shares or capital credits) is determined (by the Board of Directors at its discretion) after the amount of the annual patronage refund has been determined, Farmland makes no provision for patronage refunds in its interim financial statements. Therefore, the amount of interim net income has been reflected as a separate item in Farmland's November 30, 1995 Condensed Consolidated Balance Sheet and is not included in capital shares and equities at November 30, 1995.

(4) In computing the ratio of earnings to fixed charges, earnings represent pretax income (loss) for the enterprise as a whole including 100% of such income (loss) of minority-owned subsidiaries which have fixed charges, the Company's share of 50%-owned entities and any distributed earnings (but not losses or undistributed earnings) of less-than-50% owned entities plus fixed charges. Fixed charges consist of interest and finance charges on all indebtedness plus that portion of rentals considered to be the interest factor. Income was inadequate to cover fixed charges for the year ended August 31, 1993. The dollar amount of the coverage deficiency was $36.6 million.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically maintained two primary sources for debt capital: a substantially continuous public offering of its debt securities (the "continuous debt program") and bank lines of credit.

  The Company's debt securities issued under the continuous debt program generally are offered on a best-efforts basis through the Company's wholly owned broker-dealer subsidiary, Farmland Securities Company, and through American Heartland Investments, Inc. (which is not affiliated with Farmland), and also may be offered by selected unaffiliated broker-dealers. The types of securities offered in the continuous debt program include certificates payable on demand and five- and ten-year subordinated debt certificates. The total amount of such debt outstanding and the flow of funds to, or from, the Company as a result of the continuous debt program are influenced by the rate of interest which Farmland establishes for each type of debt certificate offered and by options of Farmland to call for redemption certain of its outstanding debt certificates. During the year ended August 31, 1995, and the three months ended November 30, 1995, the outstanding aggregate balance of demand loan and subordinated debt certificates increased (decreased) by $10.3 million and $(.6) million, respectively.

  Farmland has a $650.0 million Credit Agreement. The Credit Agreement provides short-term credit of up to $450.0 million to finance seasonal operations and inventory, and revolving term credit of up to $200.0 million. At November 30, 1995, short-term borrowings under the Credit Agreement were $232.7 million, revolving term borrowings were $85.0 million and $35.0 million was being utilized to support letters of credit issued on behalf of Farmland by participating banks.

  At November 30, 1995, Farmland was in compliance with all covenants under the Credit Agreement. The Company and the bank participants annually renew the short-term commitments of the Credit Agreement. The next renewal date is in May 1996. Management expects that the short-term commitment will be renewed; however, at such annual renewal date, any bank participant may choose not to renew its portion of the short-term commitment. The revolving term loan facility will expire in May 1997.

  The Company maintains other borrowing arrangements with banks and financial institutions. Under such agreements, at November 30, 1995, $44.2 million was borrowed. Financial covenants of these arrangements generally are not more restrictive than under the Credit Agreement.

  NBPC maintains a $90.0 million borrowing agreement with a group of banks which provide financing support for its beef packing operations. Such borrowings are nonrecourse to Farmland or Farmland's other affiliates (except to the extent of $10.0 million). At November 30, 1995, $41.3 million was borrowed and $1.0 million was utilized to support letters of credit. In addition, NBPC has incurred certain long-term borrowings from Farmland. NBPC has pledged certain assets to Farmland and to such group of banks to support its borrowings.

  Tradigrain, which is comprised of seven international grain trading subsidiaries of Farmland, has borrowing agreements with various international banks which provide financing and letters of credit to support current international grain trading transactions. At November 30, 1995, such borrowings totaled $72.9 million. Obligations of Tradigrain under these loan agreements are nonrecourse to Farmland or Farmland's other affiliates.

  Leveraged leasing has been used to finance railcars and a substantial portion of the Company's fertilizer production equipment. Under the most restrictive covenants of its leases, the Company has agreed to maintain working capital of at least $75.0 million, Consolidated Funded Debt of not greater than 65% of Consolidated Capitalization and Senior Funded Debt of not greater than 50% of Consolidated Capitalization (all as defined in the most restrictive lease).

  In the opinion of management, these arrangements for debt capital are adequate for the Company's present operating and capital plans. However, additional financing arrangements are continuously evaluated. This offering of Senior Notes is an example of such an additional financing arrangement.

  As a cooperative, Farmland's member-sourced net earnings (i.e., income from business done with or for members) are distributed to its voting members, associate members and patrons in the form of common equity, capital credits or cash. For this purpose, net income or loss was determined in accordance with the requirements of federal income tax law up to 1994 and is determined in accordance with generally accepted accounting principles in 1995 and after. Income other than member-sourced income is treated as "nonmember-sourced income". Nonmember-sourced income is subject to income tax and after-tax earnings are transferred to earned surplus. Under Farmland's bylaws, the member-sourced income is distributed to members as patronage refunds unless the earned surplus account, at the end of that year, is lower than 30% of the sum of the prior year-end balance of outstanding common shares, associate member common shares, capital credits, nonmember capital and patronage refunds payable in equities. In such cases, member-sourced income is reduced by the lesser of 15% or an amount required to increase the earned surplus account to the required 30%. The amount by which the member-sourced income is so reduced is treated as nonmember-sourced income. The member-sourced income remaining is distributed to members as patronage refunds. For the years 1993, 1994 and 1995, the earned surplus account exceeded the required amount by $3.8 million, $2.3 million and $62.8 million, respectively.

  Generally, a portion of the patronage refund is distributed in cash and the balance is allocated to equity (the "allocated equity portion") and distributed in common shares, associate member common shares or capital credits (depending on the membership status of the recipient), or the Board of Directors may determine to distribute the allocated equity portion in any other form or forms of equities. The allocated equity portion of the patronage refund is determined annually by the Board of Directors, but the allocated equity portion of the patronage refund is not deductible for federal income tax purposes when it is issued unless at least 20% of the amount of the patronage refund is paid in cash. The allocated equity portion of the patronage refund is a source of funds from operations which is retained for use in the business and increases Farmland's equity base. Common shares and associate member common shares, representing the invested portion of patronage refunds may be redeemed by cash payments from Farmland to holders thereof who participate in Farmland's base capital plan. Capital credits and other equities of Farmland and Farmland Foods, Inc., a 99%-owned subsidiary, may be redeemed under other equity redemption plans. The base capital plan and other equity redemption plans are described under "Business--Allocated Equity Redemption Plans" in the accompanying Prospectus.

  Cash provided by operating activities totaled $44.7 million in 1995 compared with $106.0 million in 1994. This decrease reflects the cash effect of increased inventories and accounts receivable (principally in the output business, and mostly in the grain business).

  Other major sources of cash in 1995 included $42.5 million from disposition of investments and collections on long-term notes receivable, $37.1 million from an increase in checks and drafts outstanding which is attributable to the Company's cash management systems, $10.3 million from the sale to investors of demand loan and subordinated debt certificates and $9.2 million from bank loans and other notes.

  Major uses of cash during 1995 included $124.7 million for capital additions or improvements, $26.8 million for acquisition of investments and notes receivable, $26.6 million for patronage refunds and dividends distributed from 1994 earnings and $12.4 million for the redemption of allocated equities under the Farmland base capital plan and other equity redemption plans.

  Major uses of cash during the three months ended November 30, 1995 include $45.0 million for capital expenditures, $32.6 million for patronage refunds and dividends distributed from income of the 1995 fiscal year, $23.4 million for the redemption of equities under the Farmland base capital plan and other equity redemption plans, $15.9 million in net payments to reduce the balance of bank loans and other notes outstanding and $11.9 million for additional investment and long-term notes receivable. Major sources of cash include $73.9 million from operations and $58.9 million from an increase in the balance of checks and drafts outstanding.

  In July 1983, Farmland sold the stock of Terra, a wholly owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237.2 million for tax reporting purposes.

  On March 24, 1993, the IRS issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of the $237.2 million gain resulting from its sale of the stock of Terra and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that, among other things, Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets.

  On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. The parties submitted post-trial briefs to the court on September 14, 1995; reply briefs were submitted to the court on November 28, 1995, and Farmland is awaiting the court's decision.

  If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $191.4 million, before tax benefits of the interest deduction, through January 31, 1996), or $277.2 million in the aggregate at January 31, 1996. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5.0 million plus applicable statutory interest thereon. Finally, the additional federal and state income taxes and accrued interest thereon, which would be owed based on an adverse decision, would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

  The liability resulting from an adverse decision would be charged to current operations and would have a material adverse effect on the Company and may adversely affect its ability to pay, when due, principal and interest on the Senior Notes and the Company's other indebtedness. In order to pay any such tax claim, the Company would have to consider new financing arrangements, including the incurrence of additional indebtedness and the sale of assets. Moreover, the Company would be required to renegotiate the Credit Agreement with its bank lenders, as well as other existing financing agreements with certain other parties, not only to permit such new financing arrangements, but also to cure events of default under the Credit Agreement and certain of such other existing financing agreements and to maintain compliance with various requirements of the Credit Agreement and such other existing financing agreements, including working capital and funded indebtedness provisions, in order to avoid default thereunder. No assurance can be given that such financing arrangements or such renegotiation would be successfully concluded.

  No provision has been made in the Consolidated Financial Statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims.

  In the opinion of Bryan Cave LLP, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct. Such counsel has further advised, however, that none of the issues involved in this dispute is free from doubt, and there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.

RESULTS OF OPERATIONS FOR YEARS ENDED AUGUST 31, 1993, 1994 AND 1995

  The Company's revenues, margins and net income depend, to a large extent, on conditions in agriculture and may be volatile due to factors beyond the Company's control, such as weather, crop failures, federal agricultural programs, production efficiencies and U.S. imports and exports. In addition, various federal and state regulations to protect the environment encourage farmers to reduce the use of fertilizer and other plant nutrient and protection products. Global variables which affect supply, demand and price of crude oil, refined fuels, natural gas and other commodities may impact the Company's operations. Historically, changes in the costs of raw materials used in the manufacture of the Company's finished products have not necessarily resulted in corresponding changes in the prices at which such products have been sold by the Company. Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's cash flow and net income may continue to be volatile as conditions affecting agriculture and markets for the Company's products change.

  The increase (decrease) in sales and operating profit by business segment in each of the years in the three-year period ended 1995, compared with the respective prior year, is presented in the following table.

  Management's discussion of business segment sales, operating income or loss and other factors affecting the Company's net income during 1993, 1994 and 1995 follows the table.

                                CHANGE IN SALES            CHANGE IN NET INCOME
                         ----------------------------- -----------------------------
                           1993      1994      1995      1993      1994      1995
                         COMPARED  COMPARED  COMPARED  COMPARED  COMPARED  COMPARED
                         WITH 1992 WITH 1993 WITH 1994 WITH 1992 WITH 1993 WITH 1994
                         --------- --------- --------- --------- --------- ---------
                             (AMOUNTS IN MILLIONS)         (AMOUNTS IN MILLIONS)
INCREASE (DECREASE) OF
INDUSTRY SEGMENT--SALES
 AND
 OPERATING INCOME OR
 LOSS:
  Petroleum.............  $  (92)   $  (32)    $  21     $(13)     $ 32      $(35)
  Crop Production.......     (13)      278         8      (60)       74        73
  Feed..................      34        49       (60)      (1)       (4)       (7)
  Food Processing and
   Marketing............     563       943       337       (8)        4        56
  Grain Marketing.......     798       674       279        1       (34)       52
  Other.................       4        43        (6)       7        (4)      -0-
                          ------    ------     -----     ----      ----      ----
                          $1,294    $1,955     $ 579     $(74)     $ 68      $139
                          ======    ======     =====
CORPORATE EXPENSES AND OTHER:
General corporate expenses (increase) decrease........   $  9      $ (9)     $(14)
Interest expense (increase) decrease..................     (9)      (15)       (2)
Provision for loss on disposition of assets (increase)
 decrease.............................................    (29)       29       -0-
Other income and deductions (net) increase (decrease).      7        14        (6)
Equity in income of investees increase (decrease).....    (10)       23        11
Minority owners' interest in net income of
 subsidiaries (increase) decrease.....................     (1)        5       (14)
Income taxes (increase) decrease......................     15       (11)      (25)
                                                         ----      ----      ----
Net income increase (decrease)........................   $(92)     $104      $ 89
                                                         ====      ====      ====

  In computing the operating income or loss of an industry segment, none of the following have been added or deducted: corporate expenses (included in the statements of operations as selling, general and administrative expenses) which cannot practicably be identified or allocated to an industry segment, interest expense, interest income, equity in net income (loss) of investees, other income (deductions) or income taxes.

PETROLEUM

 SALES

  Sales of the petroleum business increased $21.3 million in 1995 compared with 1994, or 2.5%. Sales of gasoline increased $42.1 million due to 9.6% higher unit sales and 2.4% higher prices. Sales of distillates and propane decreased $14.3 million and $3.0 million, respectively, and sales of other petroleum products decreased $3.5 million. Unit sales of distillates and propane decreased as a result of a mild winter and a wet spring.

  Sales of petroleum products reflect a decrease of $31.9 million in 1994 compared with 1993 primarily due to lower prices of refined fuels and propane. The effect of lower prices was to reduce reported sales by approximately $62.4 million. Part of this decrease was offset by the effect of a 6% increase in refined fuels and propane unit sales.


  Sales of the petroleum segment decreased $92.2 million in 1993 compared with 1992, primarily a result of a 12% decrease in unit sales of refined fuels (gasoline, diesel and distillates) and a 2% decline of the average selling price thereof. Unit sales decreased principally because the Company sold its investment in National Cooperative Refinery Association ("NCRA") in June 1992. The refined fuels unit sales decrease in 1993 reduced sales by approximately $92.2 million compared with 1992 and lower prices of refined fuels reduced sales by $17.7 million. Sales of other products (principally asphalt and coke) decreased $12.4 million. Propane sales increased approximately $30.1 million in 1993 due to a 27% increase in unit sales and 18% higher prices.

 OPERATING INCOME

  The petroleum business incurred an operating loss of $8.0 million in 1995 compared with operating income of $27.2 million in 1994. This was attributable to an approximately 9% increase in crude oil costs without corresponding increases in finished product selling prices.

  Results from petroleum operations increased $31.7 million in 1994 compared with 1993 primarily because unit margins on diesel fuels with low levels of sulfur (required by the Environmental Protection Agency ("EPA") for diesel fuel sold after September 30, 1993) were higher than the prior year. These margins which were significantly higher immediately after the crossover to the low sulfur level diesel fuels, decreased to normal levels later in 1994. In addition, margins on other refined fuels improved in 1994 compared with 1993 because the cost per barrel of crude oil decreased and because production at the Coffeyville, Kansas refinery was substantially higher than in the prior year.

  Operating income of the petroleum segment decreased $12.8 million in 1993 compared with 1992. The favorable effects of improved margins in propane and lower marketing and administrative expenses were more than offset by the unfavorable effects of lower income from distributing fuels produced by NCRA and the write-down to market value of certain petroleum inventories.

CROP PRODUCTION

 SALES

  Sales of the crop production business increased $8.0 million in 1995 compared with 1994. Sales of plant nutrients increased $117.9 million due to higher selling prices. Unit sales of plant nutrients decreased slightly from the Company's record level of 7.4 million tons set in 1994. Sales of crop protection products reflect a decrease of $109.9 million as a result of placing the Company's crop protection operations in a 50%-owned joint venture on January 1, 1995.

  Crop production sales in 1994 increased $278.5 million compared with 1993 due to higher plant nutrient prices and unit sales. The average price per ton of nutrient increased approximately 13.3% and unit sales increased approximately 1.1 million tons or 18%.

  Sales of the crop production segment decreased $13.0 million in 1993 compared with 1992. Nitrogen fertilizer sales increased $54.1 million due to 8% higher unit sales and because the average selling price increased 3%. Phosphate fertilizer sales decreased $64.7 million. This decrease is primarily a result of the sale of the Green Bay, Florida phosphate plant to a 50%-owned joint venture. Subsequent to this sale (on November 15, 1991) export sales from the Green Bay plant have not been reported in the Company's operations. In 1992, the Company's sales included export sales from the Green Bay plant of $60.9 million.

 OPERATING INCOME

  Operating income of the crop production business increased $72.7 million in 1995 compared with 1994. In addition, the Company's share of the net income of joint ventures engaged in phosphate manufacturing increased $4.6 million and the Company's share of net income of WILFARM was $2.2 million. The increased operating results from crop production operations were principally attributable to the effect of higher selling price on unit margins and contributed significantly to the Company's increased net income in 1995.

  Operating income of the crop production business in 1994 increased $74.4 million compared with 1993. This increase resulted from higher unit sales and unit margins. Unit margins in 1994 were approximately twice the level of 1993 which increased operating income in this segment approximately $66.8 million. Unit sales increased 18% (over one million tons) which increased operating income by approximately $10.8 million. In addition, the Company's share of net income from fertilizer ventures (included in the Company's Consolidated Statement of Operations in the caption "Equity in Net Income (Loss) of Investees" in the 1995 Form 10-K) was $15.3 million in 1994. This is an increase of $23.4 million compared with 1993. Demand for plant nutrients in 1994 was stronger than in 1993 due to an increase in the number of acres under cultivation, principally corn acreage (corn acreage harvested was relatively low in 1993 due to wet weather and the resulting floods in the Company's trade territory). In addition, demand for plant nutrients was stimulated by favorable weather conditions during the fall and spring application seasons. The increased demand for plant nutrients translated into higher unit sales and margins and contributed significantly to the Company's increased net income in 1994.

  Operating income of the crop production segment decreased $60.3 million in 1993 compared with 1992, primarily because of a 29% higher natural gas cost (the principal raw material consumed in producing nitrogen fertilizer) which was not recovered through selling prices. Fertilizer margins decreased approximately $43.2 million because of higher natural gas cost. In addition, phosphate fertilizer margins decreased approximately $7.1 million because decreased phosphate fertilizer selling prices more than offset decreased cost. In addition, the Company's share of the net loss of fertilizer ventures (included in the Company's Consolidated Statement of Operations in the caption "Equity in Net Income (Loss) of Investees" in the 1995 Form 10-K) was $8.1 million in 1993 compared with a loss of $1.3 million in 1992.

FEED

 SALES

  Sales of the feed business decreased $60.1 million in 1995 compared with 1994. This decrease reflects lower unit sales in traditional markets for beef, dairy and swine feed partly offset by increased commercial (bulk) feed sales. Unit sales of dairy feed decreased because the number of dairy cattle on feed programs in the Company's trade territory decreased in 1995. Beef and swine feed unit sales decreased because the relatively low market prices available to livestock producers encouraged such producers to reduce input costs wherever possible and such efforts were aided by the mild winter during which pastures in most of the Company's trade area remained open and provided suitable grazing for beef cattle.

  Sales of feed products increased $48.7 million in 1994 compared with 1993. Unit sales of formula feed and feed ingredients each increased approximately 10% which generated a $39.6 million increase in sales. The balance of the sales increase resulted primarily from higher feed ingredients prices.

  Sales of the feed segment increased $33.9 million in 1993 compared with 1992, primarily because of higher unit sales. Formula feed unit sales increased approximately 9% which increased sales $20.3 million. Feed ingredients unit sales increased approximately 12% which increased sales by $18.1 million. In addition, sales of animal health products increased $2.0 million. Lower formula feed selling prices partly offset the effect of higher unit sales.

 OPERATING INCOME

  Operating income of the feed business decreased $7.0 million in 1995 compared with 1994. This decrease was attributable to an overall decrease in unit sales of beef, dairy and swine feed combined with a net loss on sales to commercial accounts.

  Operating income of the feed business segment decreased $3.7 million in 1994 compared with 1993. Gross margins decreased approximately $.5 million reflecting lower margins on feed ingredients and pet food of $.8 million and $.4 million, respectively, partly offset by $.7 million higher margins on animal health products. In addition, feed sales, marketing and administration expenses increased $3.2 million primarily due to higher commissions and other variable compensation plans.

  Operating income of the feed segment of $20.7 million in 1993 was slightly lower than in 1992. The decrease was due to the impact of lower selling prices.

FOOD PROCESSING AND MARKETING

 SALES

  Sales of the food processing and marketing business increased $337.3 million in 1995 compared with 1994. Sales of beef increased $350.6 million. Approximately $235.0 million of this increase resulted from NBPC's purchase of assets from Hyplains Beef L.C. ("Hyplains") (formerly 50%-owned by Farmland). The balance of the increased sales of beef resulted primarily from increased volume (approximately 16%) at NBPC's plant. Sales of pork decreased $13.3 million reflecting the net effect of lower wholesale pork prices, partly offset by higher unit sales.

  Sales of the food processing and marketing business increased $943.0 million in 1994 compared with 1993. Sales of beef increased $747.0 million principally because NBPC has been included in the Company's 1994 results for the full year. NBPC was formed in April 1993. Pork sales increased $195.9 million, due mostly to including operations of the Monmouth, Illinois plant in the Company's results for a full year in 1994. This plant was acquired in February 1993. In addition, sales of specialty meats of the Company's Carando division increased $13.0 million.

  Food processing and marketing sales increased $562.5 million in 1993 compared with 1992, primarily due to business acquisitions. In April 1993, the Company and partners organized NBPC. Farmland acquired a 58% ownership interest in NBPC (which interest was increased to 68% effective March 31, 1995 and, subsequent to August 31, 1995, to approximately 76%) which acquired a beef packing plant and feedlot located in Liberal, Kansas. As a result of this acquisition, the Company's sales included beef sales of $442.1 million in 1993. In February 1993, the Company purchased a pork processing plant located at Monmouth, Illinois. As a result of this acquisition, sales of pork products increased approximately $90.0 million. Sales of fabricated pork products at the Company's other plants increased $17.0 million and sales of specialty meats of the Carando division increased $8.3 million.

 OPERATING INCOME

  Operating income of the food processing and marketing business increased $56.5 million in 1995 compared with 1994. This increase includes increased operating income of $43.5 million in beef operations and $13.0 million in pork operations. In addition, the Company's share of net income of Hyplains in 1995 (for the period prior to its acquisition by NBPC) increased $5.2 million compared with 1994. These increases reflect increased unit margins (mostly a result of lower cattle and hog market prices) and an increased number of cattle and hogs processed.

  Operating income in the food processing and marketing segment of $20.6 million in 1994 reflected an increase of $4.1 million compared with 1993. The increase included $13.0 million higher operating income of the pork business partly offset by an $8.9 million decrease of operating income of the beef business. Operating income from pork processing and marketing operations increased primarily due to higher volume and higher margins on fresh pork, branded pork, hams and specialty meats of the Carando division. Operating income of the beef business decreased due to weak consumer demand for beef and industry price competition.

  Operating income of the food processing and marketing segment decreased $8.7 million in 1993 compared with 1992. The decrease is primarily due to a 4.6% increase in live hog costs. Margins on fabricated products and hams increased $3.6 million and $4.4 million, respectively, and margins on beef products (not included in the Company's operations in 1992) were $4.2 million. These increases resulted from acquisitions which increased sales as discussed above. However, these increases were more than offset by the effects of the 4.6% increase in live hog costs which could not be fully recovered through increased wholesale prices of fresh and processed pork products and by higher selling and administrative expenses.

GRAIN MARKETING

 SALES AND OPERATING INCOME

  Sales of grain increased $279.0 million in 1995 compared with 1994. This increase resulted from higher grain prices and unit sales, primarily export sales. Operating income of the grain business totaled $17.9 million in 1995 compared with a loss of $33.5 million in 1994. The increase in operating results was attributable to approximately 59.0 million bushels higher export volume by the North American grain division and an increase in the volume of international grain brokered by Tradigrain, as well as more favorable unit margins which developed as market prices increased in response to decreased worldwide production in 1995.

  Grain sales increased $673.6 million in 1994 compared with 1993 primarily due to the acquisition of Wells-Bowman Trading Company and from operating elevators in Utah and Idaho which were leased to the Company in 1994.

  The grain marketing business had an operating loss of $33.5 million in 1994 compared with near break-even operations in 1993. The operating loss in 1994 includes an operating loss of $14.4 million in the international operations of Tradigrain and an operating loss of $19.1 million in the Company's grain division. The loss in 1994 resulted primarily from negative unit margins on international grain transactions and higher domestic operating expenses.

  Grain operations which were acquired in July 1992 reported sales for the full year in 1993 of $953.5 million. Sales for the two months ended August 31, 1992 were $155.2 million.

  In 1993, operating income of the grain business was $.1 million compared with a loss of $.7 million for the two months ended August 31, 1992. In 1993, grain marketing operations were relocated to Kansas City from Enid, Oklahoma, an export elevator at Houston, Texas was sold and certain duplicative administrative costs were eliminated. As a result, cost reductions were realized in 1993.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  Selling, general and administrative expenses ("SG&A") increased $39.1 million in 1995 compared with 1994. Approximately $25.3 million of the increase were directly connected to business segments (primarily the grain and pork businesses) and have been included in the operating expenses of these business segments. The increase of SG&A not identified to business segments ($13.8 million) reflects higher variable compensation, pension and other employee costs and higher costs for legal services.

  SG&A increased $81.5 million in 1994 compared with 1993. However, as a percent of sales, these expenses were slightly lower in 1994 than in 1993. Approximately $17.6 million of the increase resulted from acquisition of Tradigrain and NCI and from including NBPC in the Company's financial statements for the full year in 1994. Approximately $29.0 million of the increase was in pork marketing and processing and resulted primarily from including the Monmouth, Illinois pork plant in the Company's operations for a full year, and from higher sales of pork. Farm supply businesses and the grain marketing business had higher SG&A of $13.1 million and $3.4 million, respectively. The balance of the SG&A increase was primarily due to variable compensation plans.

  SG&A decreased $12.3 million in 1993 compared with 1992. SG&A directly connected to business segments decreased $3.0 million and SG&A not identified to business segments decreased $9.3 million.

OTHER INCOME (DEDUCTIONS)

 INTEREST EXPENSE

  Interest expense increased $2.4 million in 1995 compared with 1994, reflecting a higher average interest rate (approximately 1/2% higher), partly offset by a lower amount of average borrowings.

  Interest expense increased $14.7 million in 1994 compared with 1993. The increase was primarily attributable to including the interest costs of NBPC's beef operations in the Company's financial statements for a full year in 1994, the acquisition of NCI and Tradigrain in 1994 and by higher interest rates.

  Interest expense increased $8.8 million in 1993 compared with 1992 due to an increase of the average level of borrowings, partly offset by lower interest rates.

 PROVISION FOR LOSS ON DISPOSITION OF ASSETS

  At August 31, 1993, management was negotiating to sell the Company's refinery at Coffeyville, Kansas. Based on the progress of negotiation and the transactions contemplated, operations for 1993 included a $20.0 million provision for loss on the sale of the refinery. Accordingly, the net carrying value of property, plant and equipment was reduced by $20.0 million at August 31, 1993. The transactions contemplated were subject to certain conditions, including negotiation of final agreements. During 1994, management determined that final sale terms anticipated by the potential purchaser were not in the Company's best interest. Accordingly, negotiations were terminated, and the sale was not consummated.

  In 1993, the Company entered discussions with a potential purchaser of a dragline. Based on these discussions, the Company estimated a loss of $6.2 million from the sale. Accordingly, at August 31, 1993, the carrying value of the dragline was written down by $6.2 million, and a provision for this loss was included in the Company's Consolidated Statement of Operations for the year then ended. In 1994, this sale was consummated on terms substantially as expected.

  At August 31, 1993, the carrying value of a pork processing plant at Iowa Falls, Iowa was written down by $3.3 million to an estimated disposal value.

 OTHER, NET

  In June 1993, the Company filed a lawsuit against 43 insurance carriers and other parties (the "Defendants") seeking declaratory judgments regarding the Defendants' insurance coverage obligations for environmental remediation costs. In 1994 and 1995, the Company negotiated settlements with 20 and two insurance companies, respectively, and, as part of the settlements, the Company provided the Defendants with releases of various possible environmental obligations. As a result of these settlements, the Company received cash payments of $13.6 million and $.3 million in 1994 and 1995, respectively, and has included such amounts in the caption "Other income (deductions): Other, net" in the Company's Consolidated Statements of Operations for 1994 and 1995. See Note 16 of the Notes to Consolidated Financial Statements included in the 1995 Form 10-K.

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED NOVEMBER 30, 1994 AND THREE MONTHS ENDED NOVEMBER 30, 1995

 SALES

  Sales for the three months ended November 30, 1995 increased $540.8 million, or 33.5%, compared with the corresponding period of the prior year. The increase includes $435.9 million higher sales of agricultural output products, $100.9 million higher sales of farm production input products and $4.0 million higher sales of other products and services.


  Sales of the food processing and marketing business increased $148.2 million in the three months ended November 30, 1995 compared to the corresponding period of the prior year. Pork sales increased $28.7 million as a result of higher unit prices partially offset by lower volume. Beef sales increased $119.5 million primarily due to the March 31, 1995 acquisition by NBPC of the plant at Dodge City, Kansas formerly owned by Hyplains.

  Grain sales increased $287.7 million due to a 58% increase in volume sold (principally export sales) combined with a significant increase in grain commodity prices during the three months ended November 30, 1995 compared to the corresponding period of the prior year.

  Sales of crop production products, petroleum products and feed increased $89.5 million, or 32.6%, $4.5 million, or 2.0%, and $7.0 million, or 5.5%, respectively. Sales of crop production products increased because unit sales and prices of plant nutrients increased approximately 26.6% and 6.8%, respectively. Sales of petroleum products increased only slightly as improved propane prices and increased unit sales of distillates and diesel were largely offset by a decrease in gasoline unit sales. Feed sales increased because of higher formula feed unit sales and because of higher unit prices received on sales of feed ingredients.

NET INCOME

  Net income of $52.3 million for the three months ended November 30, 1995 increased $4.3 million or 9.1% compared with the corresponding period of the prior year. The increase is primarily a result of $17.2 million higher operating profit in the Company's crop production business. In addition, the Company's share of net income from joint ventures engaged in crop production increased $4.4 million. These increases were partially offset by decreased operating profits of the Company's food processing and marketing, petroleum and feed businesses of $4.8 million, $4.3 million and $1.2 million, respectively. In addition, general corporate expenses increased $1.6 million, minority interest in the net income of subsidiaries increased $1.6 million and the provision for income taxes increased $3.4 million.

  Operating profit of the crop production business increased in the three months ended November 30, 1995 compared with the corresponding period of the prior year as a result of both increased volume and higher prices of nitrogen-based products. Income of crop production joint ventures increased primarily because of higher market prices for phosphate fertilizers.

  Operating profit of the food marketing business decreased $4.8 million in the three months ended November 30, 1995 compared with the corresponding period of the prior year. Pork processing and marketing operating profit decreased $11.2 million primarily due to increased hog prices which resulted in decreased margins on fresh pork products. Operating profits in the beef business increased $6.4 million in the three months ended November 30, 1995 compared with the corresponding period of the prior year. This increase is primarily attributable to improvements in operating efficiencies as well as the availability of cattle at a favorable cost level.

  The petroleum business incurred a $1.8 million loss in the three months ended November 30, 1995 compared with operating income of $2.5 million in the same period of the prior year primarily due to an extended turnaround period, which was necessary to complete the expansion of refining capacity from 62,000 barrels per day to 75,000 barrels per day.

  Operating income in the feed business decreased $1.2 million in the three months ended November 30, 1995 compared with the corresponding period of the prior year. This decrease primarily resulted from lower unit margins.

  SG&A increased $5.9 million in the three months ended November 30, 1995 compared with the corresponding period the prior year. Approximately $4.3 million of the increase was directly connected to business segments, primarily the output businesses (grain, beef and pork) and the inclusion of SG&A of the Dodge City beef processing facility (formerly Hyplains) in the Company's Condensed Consolidated Statement of Operations for the three months ended November 30, 1995. SG&A not identified to business segments increased $1.6 million primarily due to increased compensation and legal services.

  The estimated effective tax rate, based on the Company's best estimate of the full year's tax rate, increased to 21.6% for the three months ended November 30, 1995 from 15.5% for the corresponding period of the prior year. The increase results from the utilization in prior periods of alternative minimum tax carryforward credits, which have now been fully utilized. The actual effective tax rate may be subject to subsequent refinement or revision.

  The level of operating profits in the crop production and food marketing businesses is, to a significant degree, attributable to favorable spreads between selling prices and raw material costs (natural gas in the case of nitrogen-based fertilizers and live hogs and cattle in the food marketing business). These price and cost factors are beyond the control of the Company's management and have been volatile in the past. Accordingly, management cannot determine how the direction or magnitude of these factors will affect the Company's business. The Company's cash flow and income may be volatile as conditions affecting agriculture, costs and markets for the Company's products change.

CAPITAL EXPENDITURES AND INVESTMENTS IN VENTURES

  The Company plans expenditures for capital additions, improvements and investments in ventures of approximately $379.4 million during 1996 and 1997 of which $47.0 million have been made through November 30, 1995. The Company intends to fund its capital program with cash from operations or from debt financing. See "Business--Capital Expenditures and Investments in Ventures" in the accompanying Prospectus.

MATTERS INVOLVING THE ENVIRONMENT

  The Company is subject to various stringent federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials as the Company uses hazardous substances and generates hazardous wastes in the ordinary course of its manufacturing process. The Company recognizes liabilities related to remediation of contaminated properties when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, undiscounted site specific costs and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. Such liabilities include estimates of the Company's share of costs attributable to PRPs which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur.

  The Company wholly or jointly owns or operates 56 manufacturing properties and has potential responsibility for environmental conditions at a number of former manufacturing facilities and at waste disposal facilities operated by third parties. The Company is investigating or remediating contamination at 28 properties. The Company has also been identified as a PRP under CERCLA at various National Priority List sites and has unresolved liability with respect to the past disposal of hazardous substances at five such sites. Such laws may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owners or operators of a contaminated property, and companies that generated, disposed of, or arranged for the disposal of, hazardous substances found at the property. During 1994, 1995, and through the three months ended November 30, 1995, the Company paid approximately $1.4 million, $3.2 million and $.6 million, respectively, for environmental investigation and remediation.

  The Company currently is aware of probable obligations for environmental matters at 35 properties. As of November 30, 1995, the Company has made an environmental accrual of $18.5 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

  The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at November 30, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $22.2 million.

  Under the Resource Conservation Recovery Act of 1976 ("RCRA"), the Company has five closure and five post-closure plans in place for six locations. Closure and post-closure plans also are in place for three landfills and two injection wells as required by state regulations. Operations are being conducted at these locations, and the Company does not plan to terminate such operations in the foreseeable future. Therefore, the Company has not accrued these environmental exit costs. The Company accrues these liabilities when plans for termination of plant operations have been made. Such closure and post-closure costs are estimated to be $5.1 million at November 30, 1995 (and are in addition to the $22.2 million described in the preceding paragraph).

  The Company is currently involved in three administrative proceedings brought by Region VII of the Environmental Protection Agency ("EPA") with respect to alleged violations under the Clean Air Act, the Emergency Planning and Community Right-to-Know Act and RCRA at the Coffeyville refinery. The Company is currently negotiating with the EPA concerning these matters and believes that such negotiations may result in compromise settlements, including the possible implementation of a Supplemental Environmental Project in connection with the Clean Air Act proceeding. Absent such settlements, the Company may contest the EPA's allegations. Management's estimate of probable civil fines and penalties for these three proceedings has been included in the environmental accrual discussed above.

  Specifically, the three administrative proceedings are described as follows:

  (1) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of the Emergency Planning and Community Right-to-Know Act and the release reporting requirements of CERCLA at its Coffeyville, Kansas refinery. This proceeding involves alleged violations of release reporting requirements and seeks a civil penalty in the amount of $350,000.

  (2) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of RCRA at its Coffeyville, Kansas refinery. In this proceeding, the EPA has proposed a civil penalty in the amount of approximately $1.4 million.

  (3) The Company has been informed by the U.S. Department of Justice of its intent to bring an enforcement action alleging certain violations of the Clean Air Act at its Coffeyville, Kansas refinery. The U.S. Department of Justice has informed the Company that it will seek a civil penalty of at least $1.6 million.

  Protection of the environment requires the Company to incur expenditures for equipment or processes, which expenditures may impact the Company's future net income. However, the Company does not anticipate that its competitive position will be adversely affected by such expenditures or by laws and regulations enacted to protect the environment. Environmental expenditures are capitalized when such expenditures provide future economic benefits. In 1994, 1995 and through the three months ended November 30, 1995, the Company had capital expenditures of approximately $2.6 million, $4.7 million and $1.2 million, respectively, to prevent future discharges into the environment. The majority of such expenditures was for improvements at the Coffeyville refinery. Management believes the Company currently is in substantial compliance with existing environmental rules and regulations.

RECENT ACCOUNTING PRONOUNCEMENTS



  Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed of" ("Statement 121"), which was issued by the Financial Accounting Standards Board in March 1995 and is effective for fiscal years beginning after December 15, 1995 (the Company's 1997 fiscal year). Statement 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Management expects that the adoption of Statement 121 will not have a significant impact on the Company's Consolidated Financial Statements.

                        DESCRIPTION OF THE SENIOR NOTES

  The following description of the particular terms of the Senior Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description in the accompanying Prospectus of the general terms and provisions of the Debt Securities (as defined in the accompanying Prospectus), to which description reference is hereby made.

GENERAL

  The Company's     % Senior Notes Due 2003 offered hereby constitute a single
series of Debt Securities to be issued under an Indenture dated as of      ,
1996, as amended, supplemented or modified from time to time (the "Indenture") between the Company and The Chase Manhattan Bank (National Association), as trustee (the "Trustee"), and will be limited to $100,000,000 aggregate principal amount. The Trustee initially will be the Registrar and Paying Agent. The Indenture is described more fully under "Description of Debt Securities" in the accompanying Prospectus. The statements herein concerning the Senior Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to the provisions of the Indenture, including the definitions of certain terms used herein without definition.

  The Senior Notes will mature on        , 2003. The Senior Notes are not
redeemable or repayable prior to maturity and do not provide for any sinking fund. The Company may purchase Senior Notes in the open market, by tender or by contract. Senior Notes so purchased may be held, resold or surrendered to the Trustee for cancellation. If applicable, the Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other securities laws and regulations in connection with any such purchase. The Senior Notes may be defeased in the manner provided in the Indenture.

  Interest on the Senior Notes will be payable semi-annually on each      and
     (each an "Interest Payment Date"), commencing        , 1996. Interest
payable on each Interest Payment Date will include interest accrued from     ,
1996 or from the most recent Interest

Payment Date to which interest has been paid or duly provided for. Interest payable on any Interest Payment Date will be payable to the person in whose name a Senior Note (or any predecessor Senior Note) is registered at the close
of business on the         or        , as the case may be, next preceding such
Interest Payment Date. Principal of and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose in The City of New York, which initially will be the office of the Paying Agent, provided that payment of interest may be made, at the option of the Company, by check mailed to the person entitled thereto. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

BOOK-ENTRY SYSTEM

  The Senior Notes will be represented by the fully registered Global Security deposited with, or on behalf of, DTC or other successor depositary (DTC or such other depositary appointed by the Company is herein referred to as the "Depositary") and registered in the name of the Depositary or its nominee. The Senior Notes will not be issuable in definitive form, except under the limited circumstances described herein.

  DTC has advised the Company and Goldman, Sachs & Co. that it intends to follow the procedures described below:

    The Depositary will act as securities depositary for the Global Security. The Global Security will be issued as a fully registered security registered in the name of Cede & Co. (the Depositary's partnership nominee).

    The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Senior Notes must be made by or through Direct Participants, which will receive a credit for the Senior Notes on the Depositary's records. The ownership interest of each actual purchaser of each Senior Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participant's records. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Senior Notes, except in the event that use of the book-entry system for the Senior Notes is discontinued.

    To facilitate subsequent transfers, all Senior Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Senior Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial

  Owners of the Senior Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of Senior Notes and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither the Depositary nor Cede & Co. will consent or vote with respect to the Senior Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal and interest payments on the Senior Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  Settlement for the Senior Notes will be made by Goldman, Sachs & Co. in immediately available funds and all applicable payments of principal and interest on the Senior Notes will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Senior Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Notes.

  The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources which the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  So long as the Depositary for the Global Security, or its nominee, is the registered owner of the Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Senior Notes represented by the Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Security will not be entitled to have Senior Notes represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of Senior Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, those of the Participants through which such person owns its interest, in order to exercise any rights of a Holder under the Indenture.

  The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Security.

  Principal and interest payments on Senior Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Security representing such Senior Notes. Neither the Company, the Paying Agent nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  If at any time the Depositary notifies the Company that it is unwilling or unable to continue as Depositary or if at any time the Depositary shall no longer be eligible under the Indenture, the Company shall appoint a successor Depositary with respect to the Senior Notes. If a successor Depositary is not appointed by the Company within 90 days after it receives such notice or becomes aware of such ineligibility, the Company will issue certificated Senior Notes of like tenor, in authorized denominations and in an aggregate principal amount equal to the principal amount of the Global Security in exchange for the Global Security.

  The Company may at any time in its sole discretion determine that the Senior Notes issued in global form shall no longer be represented by the Global Security. In such event the Company will issue certificated Senior Notes of like tenor, in authorized denominations and in an aggregate principal amount equal to the principal amount of the Global Security in exchange for the Global Security.

  For other terms of the Senior Notes, see "Description of Debt Securities" in the accompanying Prospectus.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the related Pricing Agreement in respect of the Senior Notes, the Company has agreed to sell to Goldman, Sachs & Co. ("Goldman Sachs"), and Goldman Sachs has agreed to purchase, the entire principal amount of Senior Notes offered hereby.

  Under the terms and conditions of the Underwriting Agreement, Goldman Sachs is committed to take and pay for all of the Senior Notes offered hereby, if any are taken.

  Goldman Sachs proposes to offer the Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such
price less a concession of    % of the principal amount of the Senior Notes.
Goldman Sachs may allow, and such dealers may reallow, a concession not in
excess of    % of the principal amount of the Senior Notes to certain brokers and dealers. After the Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by Goldman Sachs. Goldman Sachs will pay Cooperative Funding Corporation an advisory fee upon completion of this offering of the Senior Notes.

  The Senior Notes have been approved for listing on the New York Stock Exchange under the symbol "FMLD 03", subject to official notice of issuance. No assurance can be given as to the liquidity of any trading market for the Senior Notes.

  Settlement for the Senior Notes will be made by Goldman Sachs in immediately available funds, and all secondary trading in the Senior Notes will settle in immediately available funds. See "Description of the Senior Notes".

  The Company has agreed to indemnify Goldman Sachs against certain liabilities including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

  The validity of the Senior Notes will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters in connection with the Senior Notes will be passed upon for Goldman Sachs by McDermott, Will & Emery, Chicago, Illinois. McDermott, Will & Emery in the past has represented and in the future may represent the Company on other matters. McDermott, Will & Emery currently is acting as special counsel to assist the Company and its trial counsel in connection with the pending income tax litigation relating to Terra (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources"). Fried, Frank, Harris, Shriver & Jacobson and McDermott, Will & Emery each will rely upon the opinion of Robert B. Terry, Esq., Vice President and General Counsel of the Company, with respect to all matters of Kansas law.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 16, 1996

PROSPECTUS
                                  $200,000,000
                           FARMLAND INDUSTRIES, INC.

                                DEBT SECURITIES

                                  -----------

  Farmland Industries, Inc. ("Farmland" or the "Company") may issue and sell from time to time, in one or more series, up to an aggregate of $200,000,000 of its debt securities (the "Debt Securities").
When a particular series of Debt Securities is offered, all specific terms of the offering will be set forth in a supplement to this Prospectus (the "Prospectus Supplement"), which will be delivered with the Prospectus. The Prospectus Supplement will set forth with respect to each series of Debt
Securities: the designation and principal amount offered; the rate (or method of calculation) and time of payment of interest, if any; the authorized denominations; the maturity or maturities; the terms for a sinking, purchase or analogous fund; the terms for redemption or early repayment, if any; the purchase price and other terms of the offering; and any listing on a securities exchange.

  This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

  The Debt Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, which may include Goldman, Sachs & Co.; (ii) through agents designated from time to time; or (iii) directly. The names of any underwriters or agents of the Company involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, any applicable commissions or discounts, and the net proceeds to the Company from such sale are set forth in the Prospectus Supplement.

                                  -----------

                 The date of this Prospectus is    , 1996.

  IN CONNECTION WITH THE OFFERING OF THE DEBT SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. If any of the Debt Securities are listed on the New York Stock Exchange, such material will be available for inspection at the offices of the New York Stock Exchange, Inc. at 11 Wall Street, New York, N.Y. 10005.

  This Prospectus constitutes a part of the Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and the accompanying Prospectus Supplement omit certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is made to the Registration Statement, including the schedules and exhibits filed therewith. Statements contained in this Prospectus and the accompanying Prospectus Supplement as to the contents of certain documents are not necessarily complete, and, with respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the copy of the document so filed. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-K for the year ended August 31, 1995 (the "1995 Form 10-K"); and

  2. The Company's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1995 (the "November 1995 Form 10-Q").

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus or any Prospectus Supplement and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus, in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or therein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Farmland Industries, Inc., 3315 North Farmland Trafficway, Kansas City, Missouri 64116-0005, telephone (816) 459-6000, Attention: John F. Berardi.

                                  THE COMPANY

  Farmland is an agricultural farm supply and processing and marketing company headquartered in Kansas City, Missouri that is primarily owned by its members and operates on a cooperative basis. As of August 31, 1995, Farmland's membership consisted of approximately 1,800 cooperative associations of farmers and ranchers and 11,500 pork or beef producers or associations of such producers. Founded originally in 1929, Farmland has grown from sales of $310,000 during its first year of operation to over $7.2 billion during 1995. Members are entitled to receive patronage refunds distributed by Farmland from its member-sourced annual net earnings. See "Business--Patronage Refunds and Distribution of Net Earnings".

  Farmland was formally incorporated in Kansas in 1931. Its principal executive offices are at 3315 North Farmland Trafficway, Kansas City, Missouri 64116-0005 (telephone 816-459-6000).

  Unless the context requires otherwise, (i) all references herein to "Farmland" or the "Company" are to Farmland Industries, Inc. and its consolidated subsidiaries, (ii) all references herein to "year" or "years" are to fiscal years ended August 31, (iii) all references herein to "tons" are to United States short tons, and (iv) all references herein to "membership" or "members" are to persons eligible to receive patronage refunds from Farmland, i.e., Farmland's voting members, associate members, and other persons ("patrons") with which Farmland has a currently effective patronage refund agreement.

MEMBERSHIP

  Membership requirements are determined by Farmland's Articles of Incorporation and the Board of Directors of Farmland (the "Board of Directors").

 VOTING MEMBERS

  As of November 30, 1995, Farmland's requirements for voting membership were as follows: (1) Voting membership is limited to (a) farmers' and ranchers' cooperative associations which have purchased farm supplies from or provided grain to Farmland during Farmland's two most recently completed years, and (b) producers of hogs and cattle or associations of such producers which have provided hogs or cattle to Farmland during Farmland's two most recent years.
(2) Voting members must maintain a minimum investment of $1,000 in par value of Farmland common shares. (3) A cooperative must have open membership (an open membership cooperative is open to anyone; i.e., non-discriminatory), limit voting to agricultural producers and conduct a majority of its business with voting producers.

 ASSOCIATE MEMBERS

  Farmland's associate members have all the rights of membership except that they do not have voting rights.

  As of November 30, 1995, Farmland's requirements for associate membership were: (1) Associate members must maintain a minimum investment of $1,000 in par value of Farmland associate member common shares and (2) meet any one of the following four criteria: (a) be a person meeting the requirements for voting membership; (b) be a non-cooperative business entity owned 100%, directly or indirectly, by Farmland or Farmland's members or associate members; (c) be an association, other than one owned 100% by Farmland or Farmland's voting members or associate members, which conducts business on a cooperative basis and has a minimum of 25 active members; and (d) be a hog and/or cattle feeding business which derives a majority of earned income from such feeding business and agrees to provide Farmland with the information it needs to pay patronage refunds from its hog and/or cattle marketing operations to members or other associate members that are eligible to receive such refunds.



                                    BUSINESS

GENERAL

  The Company is one of the largest cooperatives in the United States in terms of revenues. The Company has endeavored to develop a significant presence in international markets. In 1995, the Company had exports to approximately 70 countries, and derived 47% of its grain revenues from export sales or sales to domestic customers for export. In 1995, the Company sold more than 2.5 million tons of wheat to China, which management believes constituted the largest wheat sale ever by a private U.S. enterprise to a foreign country. Substantially all of the Company's foreign grain sales are denominated in U.S. Dollars.

  The Company conducts business primarily in two operating areas: agricultural inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.

  The Company's farm supply operations consist of three principal product divisions--petroleum, crop production and feed. Principal products of the petroleum division are refined fuels, propane, by-products of petroleum refining and car, truck and tractor tires, batteries and accessories. Principal products of the crop production division are nitrogen-, phosphate- and potash-based fertilizers, and, through the Company's ownership in WILFARM (a 50%-owned venture formed in 1995) ("WILFARM"), insecticides, herbicides and other plant protection products. Principal products of the feed division include swine, dairy, pet, beef, poultry, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services. Over 50% of the Company's farm supply products sold in 1995 were produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 64% of the Company's farm supply products sold in 1995 was sold at wholesale to farm cooperative associations which are members of Farmland. These farm cooperatives distribute products primarily to farmers and ranchers in states in the corn belt and the wheat belt who utilize the products in the production of farm crops and livestock.

  On the output side, the Company's processing and marketing operations include the processing of pork and beef, and the marketing of fresh pork, processed pork, fresh beef and processed beef, and the storage and marketing of grain. In December 1995, the Company, through a 79%-owned subsidiary, commenced processing wheat into wheat gluten for use primarily in the commercial baking and pet food industries and starch for numerous industrial purposes. The Company anticipates that such wheat processing operations will be fully operational during 1996. In 1995, approximately 68% of the hogs processed and 43% of the grain marketed were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1995 were operated in plants owned by the Company.

  No material part of the business of any segment of the Company is dependent on a single customer or a few customers. Financial information about the Company's industry segments is presented in Note 12 of the Notes to Consolidated Financial Statements included in the 1995 Form 10-K.

  The Company competes for market share with numerous participants (including other cooperatives) with various levels of vertical integration, product and geographical diversification, sizes and types of operations. In the petroleum industry, competitors include major oil companies, independent refiners, other cooperatives and product brokers. Competitors in the crop production industry include global producers of nitrogen and phosphate fertilizers (some of which are cooperatives) and product importers and brokers. The feed, grain, pork and beef industries are comprised of a large variety of competitive participants.

PETROLEUM

 MARKETING

  The principal product of this business segment is refined fuels. Approximately 66% of refined fuels product sales in 1995 resulted from transactions with Farmland's members. The balance of the Company's refined fuels product sales was principally through retailing chains in urban areas. Other petroleum products include lube oil, grease, by-products of petroleum refining and car, truck and tractor tires, batteries and accessories. Sales of petroleum products as a percent of the Company's consolidated sales for 1993, 1994 and 1995 were 19%, 13% and 12%, respectively.

  Competitive methods in the petroleum industry include service, product quality and pricing. However, in refined fuel markets, price competition is most dominant. Many participants in the industry engage in one or more of the industry's processes (oil production and transportation, refining, wholesale distribution and retailing). The Company participates in the industry primarily as a midcontinent refiner and as a wholesale distributor of petroleum products.

 PRODUCTION

  The Company owns refineries at Coffeyville, Kansas and at Phillipsburg, Kansas. The refinery at Phillipsburg, Kansas is closed. A loading terminal located at the Phillipsburg refinery remains in operation. The carrying value of this refinery at November 30, 1995 was approximately $1.5 million. The Company is evaluating alternative uses for this facility and cannot at this time determine the extent of any losses, if any, related to the closure of the refinery, but such losses are expected not to be significant in relation to Farmland's financial position.

  Production volume for 1993, 1994 and 1995 was as follows:

                                                 BARRELS OF CRUDE OIL PROCESSED
                                                         DAILY AVERAGE
                                                   BASED ON 365 DAYS PER YEAR
                                                --------------------------------
   LOCATION                                        1993       1994       1995
   --------                                     ---------- ---------- ----------
                                                           (BARRELS)
   Coffeyville, Kansas.........................     53,000     64,211     66,965

  The Coffeyville refinery produced 20 million barrels of motor fuels and heating fuels in 1993, 25 million barrels in 1994, and 26 million barrels in 1995. Approximately 67% of petroleum product sales in 1995 represented products produced at this location.

  Management terminated negotiations with a potential purchaser of the Coffeyville refinery in 1994 when final sale terms were determined not to be in the Company's best interest. See Note 17 of the Notes to Consolidated Financial Statements included in the 1995 Form 10-K. In July 1994, the Company acquired a mothballed refinery in Texas which is being reassembled at the Coffeyville refinery site. When reassembly is complete in 1996, crude oil processing capacity is expected to increase.

 RAW MATERIALS

  Farmland's refinery at Coffeyville, Kansas is designed to process high quality crude oil with low sulfur content ("sweet crude"). Competition for sweet crude and declining production in proximity of the refinery has increased its cost of raw material relative to such cost for coastal refineries with the capacity for processing and access to lower quality crude grades. The Company's pipeline/trucking gathering system collects approximately 27% of its crude oil supplies from producers near its refineries. Additional supplies are acquired from diversified sources. Modifications to the Coffeyville refinery to increase its capability to process efficiently crude oil streams containing greater amounts of lower quality crude are continuing.

  Crude oil is purchased approximately 45 to 60 days in advance of the time the related refined products are to be marketed. Certain of these advance crude oil purchase transactions, as well as fixed price refined products advance sales contracts, are hedged utilizing petroleum futures contracts.

  During periods of volatile crude oil price changes or in extremely short crude supply conditions, the Company's petroleum operations could be affected to a greater extent than petroleum operations of more vertically integrated competitors with crude oil supplies available from owned producing reserves. In past periods of relatively severe crude oil shortages, various governmental regulations such as price controls and mandatory crude oil allocating programs have been implemented to spread the adversity among all industry participants. There can be no assurance as to what, if any, government action would be taken if a crude oil shortage were to develop.

CROP PRODUCTION

 MARKETING

  The Company's crop production business segment includes nitrogen-, phosphate- , and potash-based fertilizer products ("plant nutrients") and, through the Company's ownership in the WILFARM joint venture, crop protection products such as insecticides, herbicides and mixed chemicals. Sales of the crop production business segment as a percent of consolidated sales for 1993, 1994 and 1995 were 19%, 17% and 16%, respectively.

  Competition in the plant nutrient industry is dominated by price considerations. However, during the spring and fall plant nutrient application seasons, farming activities intensify and delivery service capacity is a significant competitive factor. Therefore, the Company maintains a significant capital investment in distribution assets and a seasonal investment in inventory to support its manufacturing operations. The Company owns, leases or has the right to use various plant nutrient custom dry blending, liquid mixing, storage and distribution facilities throughout its trade territory.

  The Company's sales of crop production products are primarily at wholesale to local cooperative associations (members and customers of the Company). In view of this member/customer relationship, management believes that, with respect to such customers, the Company has a slight competitive advantage.

  Domestic competition, mainly from other regional cooperative and integrated crop production companies, is intense due to customers' sophisticated buying tendencies and production strategies that focus on costs and service. Also, foreign competition exists from producers of crop production products manufactured in countries with lower cost natural gas supplies (the principal raw material in nitrogen-based fertilizer products). In certain cases, foreign producers of fertilizer for export to the United States may be subsidized by their respective governments.

 PRODUCTION

  The Company manufactures nitrogen-based crop production products. Based on total production capacity, the Company is one of the largest producers of anhydrous ammonia fertilizer in the United States. The Company owns and produces nitrogen-based products at four anhydrous ammonia plants and operates three anhydrous ammonia plants under long-term lease arrangements.

  The Company owns and produces phosphate-based products at one plant and has 50% ownership interest in two ventures which produce phosphate-based products.

  Nitrogen fertilizer production information for 1993, 1994 and 1995 was as follows:

                                                       ACTUAL ANNUAL PRODUCTION
                                                          ANHYDROUS AMMONIA
                                                      --------------------------
   PLANT LOCATION                                       1993     1994     1995
   --------------                                     -------- -------- --------
                                                                (TONS)
   Lawrence, Kansas..................................  375,000  443,000  430,000
   Dodge City, Kansas................................  241,000  257,000  276,000
   Fort Dodge, Iowa..................................  232,000  256,000  258,000
   Beatrice, Nebraska................................  243,000  277,000  281,000
   Enid, Oklahoma (2 plants)*........................  969,000  985,000  998,000
   Pollock, Louisiana*...............................  490,000  526,000  497,000

--------

* Leased plants.

  Natural gas is the major raw material used in production of synthetic anhydrous ammonia. Synthetic anhydrous ammonia is the basic component of other commercially produced nitrogen-based crop production products including urea, ammonium nitrate, urea ammonium nitrate ("UAN") solutions and other products. The Company produces such value-added nitrogen-based products at four plants. Production of such value-added products from anhydrous ammonia for 1993, 1994 and 1995 was as follows:

                                                       ACTUAL ANNUAL PRODUCTION
                                                      --------------------------
   PLANT LOCATION                                       1993     1994     1995
   --------------                                     -------- -------- --------
                                                                (TONS)
   Lawrence, Kansas..................................  661,000  654,000  719,000
   Enid, Oklahoma....................................  473,000  433,000  473,000
   Dodge City, Kansas................................  205,000  163,000  202,000
   Beatrice, Nebraska................................  166,000  162,000  165,000

  Ammonia also is used to react with phosphoric acid to produce phosphoric acid products such as liquid mixed fertilizer, diammonium phosphate and monoammonium phosphate.

  The Company owns a phosphate chemical plant located in Joplin, Missouri and land in Florida which contains an estimated 40 million tons of phosphate rock. The Joplin plant produces ammonium phosphate which is combined in varying ratios with muriate of potash to produce 12 different fertilizer grade products. In addition, feed grade phosphate (dicalcium phosphate) is produced at this facility.

  Production at the Joplin plant for 1993, 1994 and 1995 was as follows:

                                                       ACTUAL ANNUAL PRODUCTION
                                                      --------------------------
   PRODUCT                                              1993     1994     1995
   -------                                            -------- -------- --------
                                                                (TONS)
   Ammonium Phosphate................................   72,000   75,000   64,000
   Feed Grade Phosphate..............................  141,000  157,000  159,000

  The Company and Norsk Hydro a.s. own a joint venture, Farmland Hydro, L.P. ("Hydro"), which is a manufacturer of phosphate fertilizer products for distribution to international markets. Hydro operates a phosphate plant at Green Bay, Florida and owns phosphate rock reserves located in Hardee County, Florida which contain an estimated 40 million tons of phosphate rock. The Company provides management and administrative services and Norsk Hydro a.s. provides marketing services to Hydro. The joint venture's plant produces phosphoric acid products such as super acid, diammonium phosphate and monoammonium phosphate. Annual production in tons of such products for 1993, 1994 and 1995 was 1,216,000, 1,437,000 and 1,471,000, respectively. The phosphate rock required to operate the joint venture's plant is presently purchased from outside suppliers and adequate supplies of sulfur are available from several producers.

  Plans for development of the phosphate reserves owned by the Company and Hydro have not been established in view of the availability of adequate supplies of phosphate rock from alternative sources.

  The Company and J.R. Simplot Company own a joint venture, SF Phosphates Limited Company, which operates a phosphate mine located in Vernal, Utah, a phosphate chemical plant located in Rock Springs, Wyoming and a 96-mile pipeline connecting the mine to the plant. The plant produces monoammonium phosphate and super acid with annual production in tons for 1993, 1994 and 1995 of 440,000, 465,000 and 451,000, respectively. Under the joint venture agreement, the Company and J.R. Simplot Company purchase the production of the joint venture in proportion to their ownership.

  The Company and Mississippi Chemical Corporation have entered into a letter of intent to form a joint venture to develop, construct and operate a 1,850 metric ton per day ammonia production facility at LaBrea in the Republic of Trinidad and Tobago. The partners expect the plant to be funded by a combination of nonrecourse project financing and equity. The Company expects to fund its equity position in the project (estimated to amount to approximately $67.0 million) from currently available sources of capital.The joint venture has given the general contractor permission to begin engineering and construction of the LaBrea plant. Although production start up is expected early in calendar year 1998, there can be no assurance that production will commence at such time. See "--Capital Expenditures and Investments in Ventures".

 RAW MATERIALS

  Natural gas, the largest single component of nitrogen-based fertilizer production, is purchased directly from natural gas producers. Natural gas purchase contracts are generally market sensitive and contract prices change as the market price for natural gas changes. The Company's management believes that the flexible pricing attributes of its gas supply contracts, without relinquishing rights to long-term supplies, are essential to its competitive position. In addition, the Company has a hedging program which utilizes natural gas futures and options to reduce risks of market price volatility.

  Natural gas is delivered to the Company's facilities under pipeline transportation service agreements which have been negotiated with each plant's delivering pipeline. Natural gas delivery to the plants could be curtailed under regulations of the Federal Energy Regulatory Commission if the pipeline's capacity were required to serve priority users such as residences, hospitals and schools. In such case, production could be curtailed. No significant production has been lost because of curtailments in transportation, and no such curtailment is anticipated.

FEED

  Products in the Company's feed line include swine, beef, poultry, dairy, pet, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services.

  This business segment's sales were approximately 10%, 8% and 6% of consolidated sales for the years 1993,1994 and 1995, respectively. Approximately 51% of the feed business segment's sales in 1995 was attributable to products manufactured in the Company's feed mills. The Company operates feed mixing plants at 19 locations throughout its territory, an animal protein and premix plant located in Eagle Grove, Iowa, a premix plant in Marion, Ohio and a pet food plant in Muncie, Kansas. A new dairy feed mill is under construction in Artesia, New Mexico.

  Feed production was as follows:

                                                     ACTUAL ANNUAL PRODUCTION
                                                   -----------------------------
                                                     1993      1994      1995
                                                   --------- --------- ---------
                                                              (TONS)
   22 feed mills (combined)....................... 1,030,000 1,118,000 1,112,000

  The Company conducts research in genetic selection, breeding, animal health and nutrition at its research facility in Bonner Springs, Kansas. Through local cooperative associations of farmers and ranchers, the Company participates in livestock and hog services designed to produce lean, feed-efficient animals and help livestock producers select feed formulations which maximize weight gain.

FOOD PROCESSING AND MARKETING

 PORK

 PROCESSING

  The Company's pork processing and marketing operations are conducted through Farmland Foods, Inc. ("Foods"), a 99%-owned subsidiary, which operates eight food processing facilities. Meat processing facilities at Springfield, Massachusetts, Carey, Ohio, and New Riegel, Ohio produce Italian-style specialty meats and ham products. A facility at Wichita, Kansas processes pork into fresh sausage, and pork, beef and chicken into hot dogs, dry sausage and other luncheon meats. A facility in Denison, Iowa and one in Crete, Nebraska function as pork abattoirs and have additional capabilities for processing pork into bacon, ham and smoked meats. An additional facility at Monmouth, Illinois was purchased in February 1993. These facilities also process fresh pork into primal cuts for additional processing into fabricated meats which are sold to commercial users and to retail grocery chains, as well as case-ready and label-branded cuts for retail distribution. The eighth plant located in Carroll, Iowa is primarily a packaging facility for canned or cook-in-bag products. A facility at San Leandro, California was closed on September 1, 1993.

  Production for 1993, 1994 and 1995 was as follows:

                                                    ACTUAL WEEKLY PRODUCTION
                                                --------------------------------
   LOCATION                                        1993       1994       1995
   --------                                     ---------- ---------- ----------
                                                            (POUNDS)
   Crete, Nebraska.............................  2,800,000  2,800,000  3,100,000
   Denison, Iowa...............................  2,600,000  2,700,000  2,800,000
   Wichita, Kansas.............................  1,500,000  1,900,000  2,200,000
   Monmouth, Illinois(a).......................  1,400,000  1,400,000  1,900,000
   Carroll, Iowa...............................  1,200,000  1,100,000  1,400,000
   Springfield, Massachusetts..................    650,000    750,000    725,000
   Carey/Riegel, Ohio..........................    225,000    275,000    425,000
   San Leandro, California(b)..................    250,000        -0-        -0-
--------
(a) Acquired February 1993
(b) Closed September 1, 1993

                                                 ACTUAL WEEKLY HEAD SLAUGHTERED
                                                --------------------------------
                                                   1993       1994       1995
                                                ---------- ---------- ----------
   Crete, Nebraska.............................     45,000     46,000     46,000
   Denison, Iowa...............................     37,000     40,000     41,000
   Monmouth, Illinois..........................     25,000     27,000     33,000

 MARKETING

  Products marketed include fresh pork, fabricated pork, smoked meats, ham, bacon, fresh sausage, dry sausage, hot dogs, and packing house by-products. These products are marketed under the Farmland, Maple River, Marco Polo, Carando, Regal and other brand names. Product distribution is through national and regional retail food chains, food service accounts, distributors and international marketing activities.

  Pork marketing is a highly competitive industry with many suppliers of live hogs, fresh pork and processed pork products. Other meat products such as beef, poultry and fish also compete directly with pork products. Competitive methods in this segment include price, product quality, product differentiation and customer service.

BEEF

 PROCESSING

  The Company's beef processing and marketing operations are conducted through National Beef Packing Company, L.P. ("NBPC"), which was formed in April 1993, and at August 31, 1995, was 68%-owned by Farmland (which ownership was increased thereafter to approximately 76%). The processing facilities for these beef operations are located in Liberal, Kansas and Dodge City, Kansas. These facilities function as beef abattoirs and have capabilities for processing fresh beef into primal cuts for additional processing into fabricated or boxed beef. During 1994 and 1995, the two plants slaughtered an aggregate of 1.7 million and 1.9 million cattle, respectively.

 MARKETING

  Products in the Company's beef processing and marketing operations include fresh beef, boxed beef and packing house by-products. Product distribution is through national and regional retail and food service customers, as well as through Farmland's Black Angus Beef and other brand names. There is also a limited amount of international product distribution.

  Beef marketing is a highly competitive industry with many suppliers of live cattle, fresh beef and processed beef. Other meat products such as pork, poultry and fish also compete directly with beef products. Competitive methods in this industry include price, product quality and customer service.

GRAIN MARKETING

  The Company markets wheat, milo, corn, soybeans, barley and oats, with wheat constituting the majority of the marketing business. The Company purchases grain from members and nonmembers located in the Midwestern part of the United States. Once the grain is purchased, the Company assumes all risks related to selling such grain. Since grain is a commodity, pricing of grain in the United States is principally conducted through bids based on the commodity futures markets.

  The Company is exposed to risk of loss in the market value of its grain inventory and fixed price purchase contracts if grain market prices decrease, and is exposed to loss on its fixed price sales contracts if grain market prices increase. To reduce the price change risk associated with holding positions in grain, the Company takes opposite and offsetting positions by entering into grain commodity futures contracts. Fixed price purchase and sales contracts, and offsetting positions in the futures market, have terms of up to one year. The Company's strategy is to maintain hedged positions on as close to 100% of its position in grain as is possible. During 1994, and 1995, the Company maintained hedges on approximately 95.3% and 97.9%, respectively, of its grain positions. Based on total assets at the beginning and end of 1995, the average market value of grain positions not hedged during the year amounted to less than 1% of the Company's average total assets. While hedging activities reduce the risk of loss from changing market values of grain, such activities also limit the gain potential which otherwise could result from changes in market prices of grain.

  In 1995, approximately 47% of grain revenues were from export sales or sales to domestic customers for export. The five largest purchasers during 1995 in terms of total revenues from grain operations were China (15%), Mexico (7%), Israel (6%), Egypt (6%), and Jordan (2%). In 1993 and 1994, export sales or sales to domestic customers for export accounted for approximately 60% and 37%, respectively, of consolidated grain revenues. A majority of the grain export sales are under price subsidies or credit arrangements guaranteed by the United States government, primarily through programs administered by the United States Department of Agriculture ("USDA"). Export-related sales are subject to international political upheavals and changes in other countries' trade policies which are not within the control of the United States or the Company. The Company's foreign sales of grain generally are denominated in U.S. Dollars.

  In December 1995, the Company, through a 79%-owned subsidiary, commenced processing wheat into wheat gluten for use primarily in the commercial baking and pet food industries and starch for numerous industrial purposes. The Company anticipates that such wheat processing operations will be fully operational during 1996.

 TRADIGRAIN

  In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain"). Tradigrain imports, exports and ships all major grains from the major producing countries to final consumers which are either governmental entities, private companies or other major grain companies.

  Tradigrain's purchases of grain are made on a cash basis against presentation of documents. Its sales of grain are mostly done against confirmed letters of credit at sight or on 180/360 days deferred basis. For purposes of the Company's Consolidated Financial Statements, on Tradigrain transactions, the Company recognizes as revenues net margin on grain traded rather than the value of the commodities involved in the trades.

 PROPERTY

  The Company owns or leases 30 inland elevators and one export elevator with a total capacity of approximately 177,045,000 bushels of grain. The location, type, number and aggregate capacity in bushels of the elevators at November 30, 1995 were as follows:

                                                                      AGGREGATE
   LOCATION                                              TYPE  NUMBER  CAPACITY
   --------                                             ------ ------ ----------
   Amarillo, Texas..................................... Inland    1    3,226,000
   Black, Texas........................................ Inland    1    1,418,000
   Commerce City, Colorado............................. Inland    1    3,234,000
   Darrouzett, Texas................................... Inland    1    1,277,000
   Enid, Oklahoma...................................... Inland    4   50,300,000
   Fairfax, Kansas..................................... Inland    1   10,047,000
   Galveston, Texas.................................... Export    1    3,253,000
   Hutchinson, Kansas.................................. Inland    3   25,268,000
   Idaho and Utah...................................... Inland   11    9,825,000
   Lincoln, Nebraska................................... Inland    1    5,099,000
   Omaha, Nebraska..................................... Inland    2    4,266,000
   Saginaw, Texas...................................... Inland    2   37,274,000
   Topeka, Kansas...................................... Inland    1   12,055,000
   Wichita, Kansas..................................... Inland    1   10,503,000

RESEARCH

  The Company operates a research and development farm near Bonner Springs, Kansas where many aspects of animal nutrition are studied. The research is directed toward improving the nutrition and feeding practices of livestock and pets.

  Expenditures related to Company-sponsored product and process improvements amounted to $3.3 million, $2.7 million and $2.3 million for the years ended 1993, 1994 and 1995, respectively.

CAPITAL EXPENDITURES AND INVESTMENTS IN VENTURES

  In 1995, the Company made capital expenditures of $124.7 million. These expenditures related principally to the ongoing expansion of the Coffeyville, Kansas refinery to a production level of 90,000 barrels per day. In addition, NBPC's facility in Liberal, Kansas was undergoing major expansion as was Foods' pork processing facility in Crete, Nebraska. Expenditures of the crop production division included upgrading several existing facilities to improve gas efficiencies and expanding urea ammonium nutrient facilities in Lawrence, Kansas and at several storage terminals. In 1995, the Company, through a 79%- owned subsidiary, was also constructing a wheat gluten plant, which commenced operations in December 1995.

  The Company plans expenditures for capital additions, improvements and investments in ventures of approximately $379.4 million during the years 1996 and 1997 as described in the following paragraphs. Of this amount, the Company plans expenditures of $315.1 million for capital additions and improvements and $64.3 million for investments in ventures.

  Capital expenditures and investments planned for the crop production business segment total $150.3 million and include: an investment in a venture organized to construct and operate an anhydrous ammonia plant in The Republic of Trinidad and Tobago, expansion of an anhydrous ammonia plant and construction of a UAN plant (both in Fort
Dodge, Iowa) and expenditures for operating efficiencies, environmental and safety issues and for operating necessities or betterments. See "--Crop Production".

  Capital expenditures and investments planned for the feed business segment total $11.9 million and include an additional investment in a venture with Alliance Farms Cooperative Association and expenditures for feed mill and livestock production efficiencies, operating necessities and replacements.

  Capital expenditures and investments planned for the petroleum business segment total $94.9 million and are to complete the expansion of daily crude oil processing capacity at the Coffeyville, Kansas refinery to 90,000 barrels per day and for operating necessities, increased operating efficiency and for environmental and safety issues.

  Capital expenditures and investments of approximately $85.3 million are planned for the food processing and marketing business segment. These expenditures include an expansion of NBPC's facility at Liberal, Kansas, the Crete, Nebraska and Wichita, Kansas plants and operational improvement and replacements.

  Capital expenditures and investments of approximately $6.7 million planned for the grain business segment are mainly for expansion and replacements.

  Capital expenditures and investments of $30.3 million are planned for the other operations and corporate groups. These expenditures include upgrades of management information services. The remaining expenditures are planned for operating necessities and improvements.

  The Company intends to fund its capital program with cash from operations or through borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" in the accompanying Prospectus Supplement. Of the foregoing planned capital expenditures and investments in ventures, $47.0 million were made in 1996 (through November 30, 1995).

MATTERS INVOLVING THE ENVIRONMENT

  The Company is subject to various stringent federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials as the Company uses hazardous substances and generates hazardous wastes in the ordinary course of its manufacturing process. The Company recognizes liabilities related to remediation of contaminated properties when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, undiscounted site specific costs and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. Such liabilities include estimates of the Company's share of costs attributable to potentially responsible parties ("PRPs") which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur.

  The Company wholly or jointly owns or operates 56 manufacturing properties and has potential responsibility for environmental conditions at a number of former manufacturing facilities and at waste disposal facilities operated by third parties. The Company is investigating or remediating contamination at 28 properties. The Company has also been identified as a PRP under the federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") at various National Priority List sites and has unresolved liability with respect to the past disposal of hazardous substances at five such sites. Such laws may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owners or operators of a contaminated property, and companies that generated, disposed of, or arranged for the disposal of hazardous substances found at the property. During 1994, 1995 and through the three months ended November 30, 1995, the Company paid approximately $1.4 million, $3.2 million and $.6 million, respectively, for environmental investigation and remediation.

  The Company currently is aware of probable obligations for environmental matters at 35 properties. As of November 30, 1995, the Company has made an environmental accrual of $18.5 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

  The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at November 30, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $22.2 million.

  Under the Resource Conservation Recovery Act of 1976 ("RCRA"), the Company has five closure and five post-closure plans in place for six locations. Closure and post-closure plans also are in place for three landfills and two injection wells as required by state regulations. Operations are being conducted at these locations and the Company does not plan to terminate such operations in the foreseeable future. Therefore, the Company has not accrued these environmental exit costs. The Company accrues these liabilities when plans for termination of plant operations have been made. Such closure and post-closure costs are estimated to be $5.1 million at November 30, 1995 (and are in addition to the $22.2 million discussed in the preceding paragraph).

  The Company is currently involved in three administrative proceedings brought by Region VII of the Environmental Protection Agency ("EPA") with respect to alleged violations under the Clean Air Act, the Emergency Planning and Community Right-to-Know Act and RCRA at the Coffeyville refinery. The Company is currently negotiating with the EPA concerning these matters and believes that such negotiations may result in compromise settlements, including the possible implementation of a Supplemental Environmental Project in connection with the Clean Air Act proceeding. Absent such settlements, the Company may contest the EPA's allegations. Management's estimate of probable civil fines and penalties for these three proceedings has been included in the environmental accrual discussed above.

  Specifically, the three administrative proceedings are described as follows:

  (1) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of the Emergency Planning and Community Right-to-Know Act and the release reporting requirements of CERCLA at its Coffeyville, Kansas refinery. This proceeding involves alleged violations of release reporting requirements and seeks a civil penalty in the amount of $350,000.

  (2) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of RCRA at its Coffeyville, Kansas refinery. In this proceeding, the EPA has proposed a civil penalty in the amount of approximately $1.4 million.

  (3) The Company has been informed by the U.S. Department of Justice of its intent to bring an enforcement action alleging certain violations of the Clean Air Act at its Coffeyville, Kansas refinery. The U.S. Department of Justice has informed the Company that it will seek a civil penalty of at least $1.6 million.

  Protection of the environment requires the Company to incur expenditures for equipment or processes, which expenditures may impact the Company's future net income. However, the Company does not anticipate that its competitive position will be adversely affected by such expenditures or by laws and regulations enacted to protect the environment. Environmental expenditures are capitalized when such expenditures provide future economic benefits. In 1994, 1995 and through the three months ended November 30, 1995, the Company had capital expenditures of approximately $2.6 million, $4.7 million and $1.2 million, respectively, to prevent future discharges into the environment. The majority of such expenditures was for improvements at the Coffeyville refinery. Management believes the Company currently is in substantial compliance with existing environmental rules and regulations.

GOVERNMENT REGULATION

  The Company's business is conducted within a legal environment created by numerous federal, state and local laws which have been enacted to protect the public's interest by promoting fair trade practices, safety, health and welfare. The Company's operating procedures conform to the intent of these laws and management believes that the Company currently is in compliance with all such laws, the violation of which could have a material adverse effect on the Company.

  Certain policies may be implemented from time to time by the USDA, the Department of Energy or other governmental agencies which may impact the demands of farmers and ranchers for the Company's products or which may impact the methods by which certain of the Company's operations are conducted. Such policies may impact the Company's farm supply and marketing operations.

  Management is not aware of any newly implemented or pending policies having a significant impact or which may have a significant impact on operations of the Company.

EMPLOYEE RELATIONS

  At August 31, 1995, the Company had approximately 12,700 employees. Approximately 43% of the Company's employees were represented by unions having national affiliations. The Company's relationship with employees is considered to be generally satisfactory. No labor strikes or work stoppages within the last three fiscal years have had a materially adverse effect on the Company's operating results. Current labor contracts expire on various dates through May 1998. There are no wage re-openers in any of the collective bargaining agreements.

PATRONAGE REFUNDS AND DISTRIBUTION OF NET EARNINGS

  For purposes of this section, (1) annual earnings for 1994 and earlier years means earnings before income taxes determined in accordance with federal income tax law, and (2) annual earnings for 1995 and after means earnings before income taxes determined in accordance with generally accepted accounting principles.

  Farmland operates on a cooperative basis. In accordance with its bylaws, Farmland returns the member-sourced portion of its annual net earnings to its members as a patronage refund. Each member's portion of the annual patronage refund is determined by the quantity or value of business transacted by the member with Farmland during the year for which the patronage is paid in comparison with Farmland's total member-sourced earnings for such year in the patronage allocation unit for which the patronage is paid.

  Generally, a portion of the annual patronage refund is returned in cash, and for the balance of the patronage refund (the "non-cash portion") the members receive Farmland common shares, associate member common shares or capital credits (the equity type received is determined by the membership status). The non-cash portion of the patronage refund, also referred to herein as "allocated equity", is determined annually by the Board of Directors. The annual patronage refund is returned to members as soon as practical after the end of each fiscal year. The Internal Revenue Code of 1986, as amended, allows a cooperative to deduct from its taxable income the total amount of the patronage refunds returned, provided that not less than 20% of the total patronage refund returned is cash. The bylaws of Farmland provide that the Board of Directors has complete discretion with respect to the handling and ultimate disposition of any member-sourced losses.

  For the years ended 1993, 1994 and 1995, Farmland returned the following patronage refunds:

                          CASH OR CASH
                       EQUIVALENT PORTION    NON-CASH PORTION   TOTAL PATRONAGE
                      OF PATRONAGE REFUNDS OF PATRONAGE REFUNDS     REFUNDS
                      -------------------- -------------------- ---------------
                                       (AMOUNTS IN THOUSANDS)
   1993..............       $   -0-              $   -0-                -0-
   1994..............       $26,552              $44,032            $70,584
   1995..............       $33,038              $61,356            $94,394

  Nonpatronage income or loss (income or loss from activities not directly related to the cooperative marketing or purchasing activities of Farmland) is subject to income taxes computed on the same basis as such taxes are computed on the income or loss of other corporations.

ALLOCATED EQUITY REDEMPTION PLANS

  The Allocated Equity Redemption Plans described below, namely the Base Capital Plan (as defined below), the estate settlement plan and the special allocated equity redemption plans (collectively, the "Plans") may be changed at any time or from time to time at the sole and absolute discretion of the Board of Directors. The Plans are also not binding upon the Board of Directors or the Company, and the Board of Directors reserves the right to redeem, or not redeem, any equities of the Company without regard to whether such action or inaction is in compliance with the Plans. The factors which may be considered by the Board of Directors in determining when, and under what circumstances, the Company may redeem equities include, but are not limited to, the terms of the Company's Base Capital Plan, income and other tax considerations, the Company's results of operations, financial position, cash flow, capital requirements, long-term financial planning needs and other relevant considerations. By retaining discretion to determine the amount, timing and ordering of any equity redemptions, the Board of Directors believes that it can continue to assure that the best interests of the Company and thus of its members will be protected.

 BASE CAPITAL PLAN

  For the purposes of acquiring and maintaining adequate capital to finance the business of the Company, the Board of Directors has established a base capital plan ("Base Capital Plan").

  The Base Capital Plan provides a mechanism for determining the Company's total capital requirements and each voting member's and associate member's share thereof (the base capital requirement). As part of the Base Capital Plan, the Board of Directors may, in its discretion, provide for redemption of Farmland common shares or associate member common shares held by voting members or associate members whose holdings of common shares or associate member shares exceed the voting members' or associate members' base capital requirement. The Base Capital Plan provides a mechanism under which the cash portion of the patronage refund payable to voting members or associate members will depend upon the degree to which such voting members or associate members meet their base capital requirements.

 ESTATE SETTLEMENT PLAN

  The estate settlement plan provides that in the event of the death of an individual (a natural person) allocated equity holder, the allocated equity holdings of the deceased will be redeemed at par value with the exception of allocated equity which was purchased and held by the deceased for less than five years. This provision is subject to a limitation of $1.0 million in any one fiscal year without further authorization by the Board of Directors.

 SPECIAL ALLOCATED EQUITY REDEMPTION PLANS

  From time to time, the Company has redeemed portions of its outstanding allocated equity under various special allocated equity redemption plans.

  Each such plan has been designed to return cash to members or former members of Farmland or Foods by redeeming certain types of outstanding allocated equity. The order in which each type of allocated equity is redeemed is determined by the Board of Directors. Except for preferred stock sold through a public offering in 1984, substantially all the redemptions under these plans were for allocated equities originally issued as the non-cash portion of the Company's patronage refunds. See "--Patronage Refunds and Distribution of Net Earnings".

  Special allocated equity redemption plans are designed to provide a systematic method for redemption of outstanding allocated equity which is not subject to redemption through other Plans, such as the Base Capital Plan or the estate settlement plan.

  As of August 31, 1995, provisions of the current special allocated equity redemption plan include:

  1. No special redemption will be made if the redemption may result in a violation of covenants in loan agreements and similar instruments; and

  2. The targeted amount for special redemptions is a percentage of consolidated net income (member and nonmember). The percentage is determined based on the ratio of Funded Indebtedness to Capitalization (as defined in the special allocated equity redemption plan) before the special redemption but after giving effect to the distribution of cash and the redemptions under the Base Capital Plan. Calculation for special redemptions is as follows:

                           TOTAL SPECIAL ALLOCATED
     FUNDED INDEBTEDNESS      EQUITY REDEMPTION
       AS A PERCENT OF         AS A PERCENT OF
       CAPITALIZATION      CONSOLIDATED NET INCOME
     -------------------   -----------------------
         >50 %                       None
         48-50 %                     2.5%
         45-47 %                     5.0%
         40-44 %                     7.5%
         <40 %                      10.0%

  3. The priority for redeeming equities under the Special Allocated Equity Redemption Plans is at the sole discretion of the Board of Directors.

  Presented below are the amounts of allocated equity approved for redemption by the Board of Directors under the Base Capital Plan, the estate settlement plan and the special allocated equity redemption plans for each of the years in the five-year period ended 1995. The amounts approved for redemptions were paid in cash in the fiscal year following approval.

         BASE       ESTATE
        CAPITAL   SETTLEMENT  SPECIAL ALLOCATED
         PLAN        PLAN     EQUITY REDEMPTION TOTAL PLAN
      REDEMPTIONS REDEMPTIONS PLANS REDEMPTIONS REDEMPTIONS
      ----------- ----------- ----------------- -----------
                     (AMOUNTS IN THOUSANDS)
1991     2,300          4           5,351          7,655
1992     6,707        234           6,755         13,696
1993       -0-        127              12            139
1994     8,740        126           4,108         12,974
1995    14,159        128          13,451         27,738

EQUITY OWNERSHIP

  Farmland's equity consists of preferred shares, common shares, associate common shares and capital credits. Only the common shares have voting rights.

  At January 31, 1996, no person was known by Farmland to be the beneficial owner of more than 5% of Farmland's common shares.

  At January 31, 1996, none of (i) the directors of Farmland and (ii) the executive officers of Farmland named in the 1995 Form 10-K, beneficially owned in excess of 1% of any class of Farmland's equity. At January 31, 1996, such directors and executive officers as a group owned none of Farmland's preferred shares, less than 1% of Farmland's common shares, none of Farmland's associate common shares and less than 1% of Farmland's capital credits.

LEGAL PROCEEDINGS

  In the opinion of Robert B. Terry, Vice President and General Counsel of Farmland, there is no litigation existing or pending against Farmland or any of its subsidiaries that, based on the amounts involved or the defenses available to the Company, would have a material adverse effect on the financial position of the Company except for the pending tax litigation relating to Terra Resources, Inc. ("Terra"), a former subsidiary of the Company, as explained in
Note 3 of the Notes to Condensed Consolidated Financial Statements included in the November 1995 Form 10-Q. See "Risk Factors--Income Tax Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" in the accompanying Prospectus Supplement.

  The Company is currently involved in three administrative proceedings brought by Region VII of the EPA. See "--Matters Involving the Environment".

                                USE OF PROCEEDS

  Except as otherwise may be stated in any Prospectus Supplement, the Company intends to use the net proceeds from the sale of Debt Securities for general corporate purposes, which may include the refinancing of existing indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

  The following description sets forth certain general terms and provisions of the indenture under which the Debt Securities are to be issued. The particular terms of each issue of Debt Securities, as well as any modifications or additions to such general terms that may apply in the case of such issue of Debt Securities, will be described in the Prospectus Supplement relating to such issue of Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description. As used in this section, the "Company" refers only to Farmland Industries, Inc. exclusive of any subsidiaries.

  The Debt Securities are to be issued under an Indenture dated as of       ,
1996, as amended, supplemented or modified from time to time (the "Indenture"), between the Company and The Chase Manhattan Bank (National Association), as trustee (in such capacity, the "Trustee"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Each series of Debt Securities issued pursuant to the Indenture will be issued pursuant to an amendment or supplement thereto in the form of a supplemental indenture or pursuant to an Officers' Certificate, in each case delivered pursuant to a resolution of the Board of Directors and in accordance with the provisions of Section 3.1 or Article 8 of the Indenture, as the case may be. The terms of the Debt Securities include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Debt Securities are subject to all such terms and the Holders of Debt Securities are referred to the Indenture and the TIA for a statement of such terms.

  The following summaries of certain provisions of the Indenture and the Debt Securities are not complete and are qualified in their entirety by reference to the provisions of the Indenture, including the definitions of capitalized terms used herein without definition. Numerical references in parentheses are to sections in the Indenture and unless otherwise indicated capitalized terms have the meanings given them in the Indenture.

GENERAL

  The Indenture provides that Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors or as established in one or more supplemental indentures to such Indenture. (Section 3.1). The Debt Securities will constitute general unsecured and non-subordinated obligations of the Company and will rank on parity in right of payment with all other unsecured and non-subordinated indebtedness of the Company.

  The Indenture provides that there may be more than one Trustee under such Indenture, each with respect to one or more series of Debt Securities. (Section 1.1). Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities issued under the Indenture, and a successor Trustee may be appointed to act with respect to such series. (Sections 6.10 and 6.11). If two or more persons are acting as Trustee with respect to different series of Debt Securities issued under the Indenture, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from any trust or trusts administered by any other Trustee (Section 6.11), and any action described therein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

  Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the following terms and other information to the extent applicable with respect to such Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of such Debt Securities is payable or the method of determination thereof; (4) the rate or rates at which such Debt Securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, and the date or dates on which any such interest shall be payable; (5) the place or places where the principal of and premium, if any, and interest, if any, on such Debt Securities shall be payable; (6) the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company and the other detailed terms and provisions of such optional redemption; (7) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities shall be issuable; (9) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which shall be payable upon declaration of acceleration thereof or the method by which such portion shall be determined; (10) if other than as provided in the Indenture, the Person to whom any interest on any Debt Security shall be payable, and the extent to which, or the manner in which, any interest payable on one or more temporary or permanent fully registered global securities (each a "Global Security") on an Interest Payment Date will be paid; (11) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified; (12) any deletions from, modifications of or additions to the Events of Default or covenants of the Company set forth in the Indenture pertaining to such Debt Securities; (13) if other than as provided in the Indenture, the means of defeasance or covenant defeasance as may be specified for such Debt Securities; (14) if other than the Trustee, the identity of the Registrar and any Paying Agent; (15) whether such Debt Securities shall be issued in whole or in part in temporary or permanent global form and, if so, (i) the initial Depository for such Global Securities, and (ii) if other than as provided in the Indenture, whether and the circumstance under which beneficial owners of interests in any Debt Securities in temporary or permanent global form may exchange such interests for Debt Securities and of like tenor of any authorized form and denomination; and (16) any other terms (which terms shall not be inconsistent with the provisions of the Indenture), including, without limitation, any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of such Debt Securities. (Section 3.1).

  Debt Securities will be issued only in fully registered form without coupons. Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depository identified in the applicable Prospectus Supplement. The specific depository arrangement with respect to a series of Debt Securities or any part thereof will be described in the applicable Prospectus Supplement. Unless otherwise specified in the Prospectus Supplement, Debt Securities will be issued in denominations of $1,000 and any integral multiple thereof. (Section 3.2).

  The Indenture does not contain any provisions that would limit the ability of the Company or any of its Affiliates to incur indebtedness (secured or unsecured) or that would afford Holders of Debt Securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect Holders of the Debt Securities.

  One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

CERTAIN DEFINITIONS

  The following terms are defined in the Indenture (Sections 1.1, 9.9 and 9.12).

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Consolidated Net Worth" means, at any date of determination, the difference between the Company's consolidated total assets and consolidated total liabilities as shown on the Company's most recent audited consolidated financial statements prepared in accordance with generally accepted accounting principles.

  "corporation" includes corporations, associations, partnerships, limited liability companies, joint stock companies and business trusts.

  "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default.

  "Event of Default" is defined below under "--Events of Default, Notice and Waiver".

  "Material Subsidiary" means, at any particular time, any Subsidiary that, together with any Subsidiaries of such Subsidiary (i) accounted for more than 5% of the consolidated sales of the Company for its most recently completed fiscal year, or (ii) owned more than 5% of the consolidated assets of the Company as at the end of such fiscal year, all as calculated in accordance with generally accepted accounting principles.

  "Maturity", where used with respect to any Debt Security, means the date on which the principal of such Debt Security or an installment of principal thereof becomes due and payable as therein or in the Indenture provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

  "Officers' Certificate" means a certificate signed by the Chairman of the Board, the President, any Executive Vice President or any Senior Vice President, signing alone, or by any Vice President signing together with the Corporate Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of the Company.

  "Opinion of Counsel" means a written opinion of legal counsel, who may be
(a) counsel for the Company or (b) other counsel designated by the Company. Any counsel for the Company may be an employee of the Company.

  "Stated Maturity", when used with respect to any Debt Security or any installment of principal thereof or interest thereon, means the date specified in such Debt Security as the fixed date on which the principal of such Debt Security or such installment of principal or interest is due and payable.

  "Subordinated Debt" means indebtedness of the Company which is by its terms made subordinate or junior in right of payment to the Debt Securities or other indebtedness of the Company.

  "Subsidiary" means any corporation of which the Company at the time owns or controls, directly or indirectly, more than 50% of the shares of outstanding stock having general voting power under ordinary circumstances to elect a majority of the Board of Directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency).

  "Trinidad Venture" means the joint venture to be organized by the Company and the Mississippi Chemical Corporation to acquire, own, develop, construct and/or operate a plant to produce anhydrous ammonia and related products (including urea) in The Republic of Trinidad and Tobago.

CERTAIN COVENANTS

 LIMITATION ON LIENS

  The Company, with the exceptions listed below, will not issue, assume or guarantee any indebtedness for borrowed money (referred to in this subsection as "indebtedness") secured by a mortgage, security interest, pledge or lien ("mortgage") of or upon any of its property, owned at the date of the Indenture or thereafter acquired, unless the Debt Securities then outstanding (together with, if the Company shall so determine, any other indebtedness issued, assumed or guaranteed by the

Company and then existing or thereafter created) are secured by such mortgage equally and ratably with (or, at the option of the Company, prior to) all other indebtedness secured thereby for so long as such other indebtedness shall be so secured. The term "indebtedness" as used in this subsection does not include any guarantee, cash deposit or other recourse obligation in connection with the sale, securitization or discount by the Company of finance or accounts receivable, trade acceptances or other paper arising in the ordinary course of its business.

  The foregoing covenant does not apply to (1) mortgages of or upon any property (including, without limitation, inventory) acquired, constructed or improved by, or of or upon any shares of capital stock or indebtedness acquired by, the Company after the date of the Indenture (A) to secure the payment of all or any part of the purchase price of such property, shares of capital stock or indebtedness upon the acquisition thereof by the Company or (B) to secure any indebtedness issued, assumed or guaranteed by the Company prior to, at the time of, or within 360 days after (i) in the case of property, the latest of the acquisition, completion of construction (including any improvements on existing property) and commencement of commercial operation of such property, or (ii) in the case of shares of capital stock or indebtedness, the acquisition of such shares of capital stock or indebtedness, which indebtedness is issued, assumed or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of such property, shares of capital stock or indebtedness and, in the case of property, the cost of construction thereof or improvements thereon, provided, however, that, in the case of any such acquisition, construction or improvement of property, the mortgage shall not apply to any property, shares of capital stock or indebtedness theretofore owned by the Company other than, in the case of any such acquisition, construction or improvement, (x) any real property on which the property so acquired or constructed or the improvement is located, or (y) any real property to which the property so acquired or constructed or the improvement attaches or is affixed; (2) mortgages of or upon any property, shares of capital stock or indebtedness, which mortgages exist at the time of acquisition of such property, shares or indebtedness by the Company; (3) mortgages of or upon any property of a corporation, which mortgages exist at the time such corporation is merged with or into or consolidated with the Company or which mortgages exist at the time of a sale or transfer of the properties of a corporation as an entirety or substantially as an entirety to the Company; (4) mortgages to secure indebtedness of the Company to any Subsidiary, provided, however, that the money borrowed by the Company from such Subsidiary that constitutes such indebtedness arose from the internal operations of such Subsidiary; (5) mortgages in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or political subdivision to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred, assumed or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to such mortgages, or the cost of constructing or improving the property subject to such mortgages (including, without limitation, mortgages incurred in connection with pollution control, industrial revenue or similar financings); (6) mortgages on properties financed through tax-exempt municipal obligations, provided that such mortgages are limited to the property so financed; (7) mortgages existing on the date of execution of the Indenture; (8) mortgages of or upon any grain inventory to secure any indebtedness incurred, assumed or guaranteed by the Company; (9) mortgages of or upon any equity or other interest in the Trinidad Venture to facilitate the availability of political risk insurance and/or to secure any indebtedness in connection with or relating to the Trinidad Venture; and (10) any extension, renewal, substitution, refinancing, refunding or replacement (or successive extensions, renewals, substitutions, refinancings, refundings or replacements) (each a "refinancing") in whole or in part of any mortgage existing at the date of the Indenture or any mortgage referred to in the foregoing clauses (1) through (9), inclusive, provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such refinancing plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such refinancing, and that such refinancing shall be limited to all or a part of the property (plus improvements and construction on such property), shares of capital stock or indebtedness which was subject to the mortgage so extended, renewed, substituted, refinanced, refunded or replaced.

  Notwithstanding the foregoing, the Company may, without equally and ratably securing the Debt Securities, issue, assume or guarantee indebtedness secured by a mortgage not excepted by clauses (1) through (10) above, if the aggregate amount of such indebtedness, together with all other indebtedness of, or indebtedness guaranteed by, the Company existing at such time and secured by mortgages not so excepted, does not at the time exceed 10% of the Company's Consolidated Net Worth. (Section 9.9).

 OWNERSHIP OF MATERIAL SUBSIDIARY STOCK

  The Company will not take any action which would result in a decrease in the percentage of the outstanding shares of stock of any Material Subsidiary owned directly or indirectly by the Company, except as the result of (a) the issuance of directors' qualifying shares, (b) the declaration and payment of patronage refunds, (c) the issuance of capital stock to members, (d) the purchase or retirement of shares with the proceeds of newly issued shares, or
(e) the sale of capital stock at a price determined by the Company (which determination may be evidenced by a resolution of the Board of Directors) to be the fair value thereof. (Section 9.10).

 TRANSACTIONS WITH AFFILIATES

  The Company will not enter into any transaction (including the purchase, sale or exchange of property or the rendering of any service) with any Affiliate of the Company or any Subsidiary, other than in the ordinary course of business and upon fair and reasonable terms taking into account the nature of the Company's or the Subsidiary's business. (Section 9.11).

 PREPAYMENT OF SUBORDINATED DEBT

  The Company will not pay, prepay or purchase, redeem or otherwise acquire any or all of the Subordinated Debt, provided, however, that the Company may make (a) a regularly scheduled payment on Subordinated Debt; (b) any mandatory prepayment required under the terms of the subordination agreement related to such Subordinated Debt; and (c) any other payment or prepayment or any purchase, redemption or acquisition of such Subordinated Debt, if, after giving effect to such other payment or prepayment or such purchase, redemption or acquisition, (i) the principal amount of all outstanding Subordinated Debt is equal to or greater than $200 million and (ii) there are no Defaults or Events of Default under the Indenture. (Section 9.12).

 RESTRICTION ON CERTAIN PAYMENTS

  The Company may not pay any patronage refunds or pay any dividends on its stock or purchase or redeem any of its stock or capital credits at any time (except refunds, dividends, purchases or redemptions payable in common stock of the Company or capital credits or other equity credits) (any of the foregoing being referred to herein as a "Distribution") if, after giving effect to such Distribution (a) its Consolidated Net Worth would be less than $475 million, or (b) the aggregate amount of all Distributions in respect of a given fiscal year (the "Applicable Year") (whether such Distribution actually is paid or made in the Applicable Year or subsequent thereto) would exceed the greater of (i) the Company's net income for the Applicable Year or (ii) the Company's patronage earnings (i.e., member-sourced income) for the Applicable Year; provided, however, that the foregoing limitation in clause (b) above shall not apply if, after giving effect to such Distribution, the Company's Consolidated Net Worth would be $600 million or more; provided, further, however, that notwithstanding any of the foregoing limitations: (A) the Company may pay or make Distributions in respect of any Applicable Year in an aggregate amount not exceeding the greater of (1) 50% of the Company's net income for the

Applicable Year or (2) 50% of the Company's patronage earnings for the Applicable Year (provided that, in any event, the Company may pay cash patronage refunds in respect of any Applicable Year to the extent necessary for the patronage distribution to satisfy the requirement, presently set forth in the last sentence of Section 1388(c)(1) of the Internal Revenue Code of 1986, as amended (or any successor provision), that a specific portion of the patronage dividend (presently 20%) be paid in money or by a qualified check);
(B) the Company may pay or make Distributions in connection with estate settlements; and (C) the Company may pay or make Distributions that arise by operation of law (including, without limitation, pursuant to a court order, judgment or decree). (Section 9.13).

 CORPORATE EXISTENCE

  Subject to "--Mergers, Consolidations and Transfers of Assets" below, the Company will at all times do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights and franchises; provided, however, that the Company may abandon or terminate any right or franchise if, in the determination of the Company, such abandonment or termination is in the best interests of the Company and does not materially adversely affect the ability of the Company to operate its business or to fulfill its obligations under the Indenture. (Section 9.4).

 WAIVERS OF CERTAIN COVENANTS

  The Company may fail or omit in any particular instance to comply with any of the covenants set forth above in this "--Certain Covenants" subsection (other than the covenant relating to its corporate existence) with respect to any series of Debt Securities if the Company shall have obtained and filed with the Trustee prior to the time for such compliance the consent in writing of the Holders of at least a majority in aggregate principal amount of all of the Debt Securities of such series at the time Outstanding either waiving such compliance in such instance or generally waiving compliance with such covenant or covenants, but no such waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon. (Section 9.14).

MERGERS, CONSOLIDATIONS AND TRANSFERS OF ASSETS

  The Company may merge or consolidate with or into any other corporation or sell, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, if: (a) (i) in the case of a merger or consolidation, the Company is the surviving corporation, or (ii) in the case of a merger or consolidation where the Company is not the surviving corporation and in the case of any such sale, conveyance, transfer or other disposition, the successor or acquiring corporation is a corporation organized and existing under the laws of the United States or a State thereof and such corporation expressly assumes by supplemental indenture all the obligations of the Company under the Debt Securities and under the Indenture; (b) immediately thereafter, giving effect to such merger or consolidation, or such sale, conveyance, transfer or other disposition, no Default or Event of Default shall have occurred and be continuing; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such merger or consolidation, or such sale, conveyance, transfer or other disposition complies with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In the event of the assumption by a successor corporation of the obligations of the Company as provided in clause (a)(ii) of the immediately preceding sentence, such successor corporation shall succeed to and be substituted for the Company under the Indenture and under the Debt Securities and all obligations of the Company thereunder shall terminate. (Section 7.1).

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Except as may otherwise be set forth in the applicable Prospectus Supplement, the Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities:

(a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of any principal of, or premium, if any, on, any such Debt Security of such series at its Maturity, upon redemption (if applicable) or otherwise; (c) default for 60 days after written notice to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, in the performance of, or breach of, any other covenant or warranty in respect of the Debt Securities of such series contained in the Indenture; (d) a default under any agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, whether such indebtedness now exists or shall hereafter be created, having an outstanding principal amount of $15 million or more in the aggregate, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such declaration of acceleration having been rescinded or annulled within a period of ten days after there shall have been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series, a written notice specifying such Event of Default, and stating that such notice is a "Notice of Default" under the Indenture; provided, however, that if such default under such agreement or indenture is remedied or cured by the Company or waived by the holders of such indebtedness, then such Event of Default by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Trustee or any of the Holders of the Debt Securities of that series; (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or its property; and (f) any other Event of Default provided in or pursuant to the applicable resolution of the Board of Directors, or established in the supplemental indenture under which such series of Debt Securities is issued. (Section 5.1). No Event of Default with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued under the Indenture.

  Within 90 days after the occurrence of any Default with respect to any series of Debt Securities, the Trustee for such series must give the Holders of Debt Securities of such series notice of all Defaults of which it has knowledge and that have not been cured or waived. Nevertheless, except in the case of a Default in payment on the Debt Securities of any series, the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default with respect to such series if and so long as it determines that the withholding of such notice is in the interest of such Holders; provided, however, that, in the case of any default or breach of the character specified in clause (c) of the preceding paragraph with respect to the Debt Securities of such series, no such notice to Holders shall be given until at least 60 days after the occurrence thereof. (Section 6.6).

  If an Event of Default with respect to any series of Debt Securities at the time Outstanding shall have occurred and be continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series may, by written notice, declare the principal thereof (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) to be due and payable immediately. (Section 5.2).

  The Indenture contains a provision entitling the Trustee to be indemnified by the Holders of Debt Securities issued thereunder before proceeding to exercise any right or power under the Indenture at the request of any Holders. (Section 6.2). The Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series issued thereunder may, with certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, with respect to the Debt Securities of such series. (Section 5.8). The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including notice and indemnity to the Trustee, but each Holder has a right to the receipt of principal, premium, if any, and interest, if any, at the respective Stated Maturities of the Debt Securities (or, in the case of a redemption, on the Redemption Date) or to institute suit for the enforcement thereof. (Sections 5.9 and 5.10).

  The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all such Debt Securities, waive any past default, except a default (a) in the payment of principal of, premium, if any, or interest, if any, on any Debt Securities of such series at maturity, upon redemption or otherwise, and (b) in respect of any covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected. (Sections 5.7 and 8.2).

  The Indenture requires the Company to furnish to the Trustee annual statements as to the fulfillment by the Company of its obligations under the Indenture. (Section 9.7).

MODIFICATION OF THE INDENTURE

  The Company and the Trustee may, at any time and from time to time, without the consent of any Holders of Debt Securities, modify and amend the Indenture, for any of the following purposes: (a) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company under the Indenture and in the Debt Securities; (b) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred by the Indenture upon the Company; (c) to add any additional Events of Default with respect to all or any series of Debt Securities; (d) to add to or change any of the provisions of the Indenture to facilitate the issuance of Debt Securities in global form; (e) to add to, change or eliminate any of the provisions of the Indenture; provided, however, that any such addition, change or elimination shall become effective only when there is no Debt Security Outstanding of any series created prior to the execution of the supplemental indenture which is entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any series as permitted by Sections 2.1 and 3.1 of the Indenture; (h) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee, pursuant to the requirements of Section 6.11 of the Indenture; (i) to correct or supplement any provision under the Indenture which may be inconsistent with any other provision under the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture, provided, however, such action shall not adversely affect the interests of the Holders of Debt Securities of any series issued under the Indenture in any material respect; or to cure any ambiguity or correct any mistake; or (j) to modify, eliminate or add to the provisions of the Indenture under the TIA or under any similar federal statute subsequently enacted and to add to the Indenture such other provisions as may be expressly required under the TIA. (Section 8.1).

  Modifications and amendments to the Indenture may be made by the Company and the Trustee with the written consent of the Holders of a majority in principal amount of each series of Debt Securities at the time Outstanding that is affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security of such series affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security of such series, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2 of the Indenture, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof

(or, in the case of redemption, on or after the Redemption Date); (ii) reduce the percentage in aggregate principal amount of the Outstanding Debt Securities of such series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture;
(iii) change any obligation of the Company to maintain an office or agency in the Place of Payment for the Debt Securities of such series where such Debt Securities may be presented or surrendered for payment, where such Debt Securities may be surrendered for registration of transfer or exchange or where notices and demands to or upon the Company may be served; or (iv) make any change in Section 5.7 or Section 8.2 of the Indenture except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holders of each Outstanding Debt Security of such series affected thereby. (Section 8.2).

SATISFACTION AND DISCHARGE; DEFEASANCE

  The Indenture, with respect to any series of Debt Securities (except for certain specified surviving obligations referred to below), will be discharged and canceled upon the satisfaction of certain conditions, including the following: (a) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation have become due or payable, will become and due and payable at their Stated Maturity within one year, or are to be called for redemption within one year; and (b) the deposit with the Trustee of an amount sufficient to pay the principal, premium, if any, and interest to the Maturity of all Debt Securities of such series. Upon any such discharge of the Company's obligations, the Holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities or replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment. (Sections 4.1 and 4.2).

  The Indenture also provides that the Company may elect:

    (a) to be discharged from its obligations with respect to the Debt Securities of or within a series on and after the date the conditions set forth below in the next paragraph are satisfied (hereinafter "defeasance"). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Debt Securities which shall thereafter be deemed to be "Outstanding" only for the purposes of Article 4 of the Indenture, and to have satisfied all its other obligations under such Debt Securities and the Indenture insofar as such Debt Securities are concerned (and the Trustee, at the expense of the Company, shall on a Company Order execute proper instruments acknowledging the same), except the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Debt Securities to receive, solely from the trust funds described below in the next paragraph, payments in respect of the principal of, premium, if any, and interest, if any, on such Debt Securities when such payments are due;
  (ii) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture; and (iii) Article 4 of the Indenture. Subject to compliance with Article 4 of the Indenture, the Company may exercise this option notwithstanding the prior exercise of its option to effect covenant defeasance (as defined below) with respect to such Debt Securities. (Section 4.4).

    (b) to be released from its obligations under "--Mergers, Consolidations and Transfers of Assets" and "--Certain Covenants" above and certain other obligations, and, if specified pursuant to provisions of the Indenture establishing the terms of such Debt Securities, its obligations under any other covenants, with respect to such Debt Securities on and after the date the conditions set forth below in the next paragraph are satisfied (hereinafter "covenant defeasance"), and such Debt Securities shall thereafter be deemed to be not "Outstanding" for the purpose of any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders (and the consequences of any thereof) in connection with such obligations or such other covenants, but shall continue to be deemed "Outstanding" for all other purposes of the Indenture. For this purpose, such covenant defeasance means that, with respect to such Debt Securities, the Company may omit to comply with and shall have no liability in respect of such obligations or such other covenants, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such obligation or such other covenants or by reason of any reference to any such obligation or such other covenants to any other provision in the Indenture or in any other document or otherwise and such omission to comply shall not constitute a Default or an Event of Default under the Indenture or otherwise, as the case may be, but, except as specified above, the remainder of the Indenture and such Debt Securities shall be unaffected thereby. (Section 4.5).

  Such defeasance or covenant defeasance will take effect with respect to some or all of the Debt Securities of any series at any time prior to the Stated Maturity or redemption thereof only when:

    (a) The Company shall have deposited or caused to be deposited irrevocably with the Trustee (or another trustee satisfying the requirements of the Indenture who shall agree to comply with, and shall be entitled to the benefits of, certain specified provisions of the Indenture relating to defeasance or covenant defeasance, for purposes of such provisions also a "Trustee") as trust funds in trust for the purpose of making the payments referred to in clauses (x) and (y) below, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Debt Securities, with instructions to the Trustee as to the application thereof, (i) money in an amount, or (ii) Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment referred to in clause (x) or (y) below, money in an amount or (iii) a combination thereof in an amount, sufficient, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, (x) the principal of, premium, if any, and interest, if any, on such Debt Securities on the Maturity of such principal or installment of principal or interest and (y) any mandatory sinking fund payments applicable to such Debt Securities on the day on which such payments are due and payable in accordance with the terms of the Indenture and such Debt Securities. Before such a deposit the Company may make arrangements satisfactory to the Trustee for the redemption of Debt Securities at a future date or dates in accordance with the Indenture which shall be given effect in applying the foregoing.

    (b) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default or Event of Default under the Indenture or result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which it is bound.

    (c) No Event of Default of the type described in clause (e) of "--Events of Default, Notice and Waiver" above with respect to such Debt Securities shall have occurred and be continuing during the period commencing on the date of such deposit and ending on the 91st day after such date (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

    (d) In the case of an exercise by the Company of its option to effect such defeasance as described above, the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.

    (e) In the case of an exercise by the Company of its option to effect such covenant defeasance as described above, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

    (f) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to such defeasance as described above or such covenant defeasance as described above (as the case may be) have been complied with and an Opinion of Counsel to the effect that either (i) as a result of a deposit pursuant to subparagraph (a) above and the related exercise of the Company's option to effect such defeasance as described above or to effect such covenant defeasance as described above (as the case may be), registration is not required under the Investment Company Act of 1940, as amended, by the Company, with respect to the trust funds representing such deposit or by the Trustee for such trust funds or (ii) all necessary registrations under said Act have been effected.

    (g) Such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Company in connection therewith as contemplated by the provisions of the Indenture establishing the terms of such Debt Securities. (Section 4.6).

PAYMENT AND TRANSFER

  Principal of, premium, if any, and interest, if any, on the Debt Securities of any series are to be payable at the Place of Payment for such series, which may be the Corporate Trust Office of the Trustee or any other office or agency maintained by the Company for such purposes, provided that payment of interest, if any, on Debt Securities may be made at the option of the Company by check mailed to the persons in whose names such Debt Securities are registered at the close of business on the day or days specified in the applicable Prospectus Supplement. (Sections 3.7 and 9.2).

  Debt Securities may be transferred or exchanged at the Place of Payment for such series, which may be the Corporate Trust Office of the Trustee or at any other office or agency maintained by the Company for such purposes, subject to the limitations in the Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. (Section 3.5).

SAME-DAY SETTLEMENT

  If the accompanying Prospectus Supplement so indicates, settlement for the Debt Securities will be made by the underwriters, dealers or agents in immediately available funds and all applicable payments of principal, premium and interest on the Debt Securities will be made by the Company in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Debt Securities subject to settlement in immediately available funds will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debt Securities will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS OR DIRECTORS

  The Indenture provides that no recourse under or upon any obligation, covenant or agreement of or contained in the Indenture or of or contained in any Senior Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, as such, of the Company or of any successor Person. Each Holder, by accepting the Senior Notes, waives and releases all such liability. (Section 1.13).

CONCERNING THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section 6.1).

  The Indenture and provisions of the TIA incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. (Section 6.3).

  The Chase Manhattan Bank (National Association) is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with the Trustee. Among other things, the Trustee is a lending bank under a $650.0 million credit facility provided to the Company by ten domestic and international banking institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" in the accompanying Prospectus Supplement.

                             PLAN OF DISTRIBUTION

  The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co. or a group of underwriters represented by firms including Goldman, Sachs & Co. Goldman, Sachs & Co. also may act as agents.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

  The validity of the Debt Securities will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. McDermott, Will & Emery, Chicago, Illinois, will serve as counsel for any underwriters or agents. McDermott, Will & Emery in the past has represented and in the future may represent the Company on other matters. McDermott, Will & Emery currently is acting as special counsel to assist the Company and its trial counsel in connection with the pending income tax litigation relating to Terra (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" in the accompanying Prospectus Supplement). Fried, Frank, Harris, Shriver & Jacobson and McDermott, Will & Emery each will rely upon the opinion of Robert B. Terry, Esq., Vice President and General Counsel of the Company, with respect to all matters of Kansas law.

                                    EXPERTS

  The Consolidated Financial Statements of Farmland as of August 31, 1994 and 1995, and for each of the years in the three-year period ended August 31, 1995, have been incorporated by reference in this Prospectus and the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference in this Prospectus and the Registration Statement, upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the Consolidated Financial Statements contains an explanatory paragraph concerning income tax adjustments proposed by the Internal Revenue Service relating to Terra.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SO-LICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH IN-FORMATION.

                                 ------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
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
Prospectus Summary........................................................   S-3
Risk Factors..............................................................   S-6
Use of Proceeds...........................................................   S-8
Capitalization............................................................   S-9
Selected Consolidated Financial Data......................................  S-10
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-12
Description of the Senior Notes...........................................  S-25
Underwriting..............................................................  S-28
Legal Matters.............................................................  S-29

                                  PROSPECTUS

Available Information.....................................................     2
Documents Incorporated by Reference.......................................     2
The Company...............................................................     3
Business..................................................................     4
Use of Proceeds...........................................................    18
Description of Debt Securities............................................    18
Plan of Distribution......................................................    30
Legal Matters.............................................................    31
Experts...................................................................    31

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                                 $100,000,000

                           FARMLAND INDUSTRIES, INC.

                          % SENIOR NOTES DUE 2003

                                 ------------

                             PROSPECTUS SUPPLEMENT

                                 ------------

                             GOLDMAN, SACHS & CO.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     SEC registration fee............................................. $ 68,966
     Blue sky fees and expenses.......................................   15,000
     Legal fees and expenses..........................................  300,000
     Accounting fees and expenses.....................................   50,000
     Printing and engraving expenses..................................  125,000
     NYSE listing fee.................................................    5,000
     Trustee's fees and expenses......................................    7,500
     Rating agency fees...............................................  121,000
     Miscellaneous....................................................    7,534
                                                                       --------
       Total.......................................................... $700,000
                                                                       ========

--------

 * Except for the SEC registration fee and the NYSE listing fee, all the foregoing expenses have been estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 6002(b) of Chapter 17 of the Kansas Statutes (1987), permits the following provision to be included in the articles of incorporation of the
Company: a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(C) under the provision of K.S.A. 17-6424 and amendments thereto, or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock. Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."

    Article VII of Articles of Incorporation of Farmland Industries, Inc. reads as follows:

                         ARTICLE VII--INDEMNIFICATION

    Section 1. Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.

    Section 2. Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including, without limitation the provisions of subsection (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.

ITEM 16. EXHIBITS

 1    --Form of Underwriting Agreement
 4.1  --Form of Indenture between the Company and The Chase Manhattan Bank
       (National Association), as trustee
 4.2  --Form of Senior Note
 5    --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the
       Company, as to the legality of the securities being offered
 12   --Statement regarding computation of ratio of earnings to fixed charges
 23.1 --Consent of KPMG Peat Marwick LLP
 23.2 --Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
       Exhibit 5)
 23.3 --Consent of Robert B. Terry, Esq. (included in Exhibit 99)
 23.4 --Consent of Bryan Cave LLP
 24   --Powers of Attorney relating to subsequent amendments*
 25   --Form T-1 Statement of Eligibility Under Trust Indenture Act of 1939 of
       The Chase Manhattan Bank (National Association)*
 99   --Opinion of Robert B. Terry, Esq., Vice President and General Counsel of
       the Company

--------

* Previously filed.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant (the "Registrant") hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

  provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (d) The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liabilities under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, STATE OF MISSOURI, ON THE 16TH DAY OF FEBRUARY, 1996.

                                          Farmland Industries, Inc.

                                                 /s/ John F. Berardi
                                          By __________________________________

                                              JOHN F. BERARDI, EXECUTIVE VICE
                                               PRESIDENT AND CHIEF FINANCIAL
                                                       OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE

                 *                     Chairman of Board,        February 16,
-------------------------------------   Director                  1996
          ALBERT J. SHIVLEY

                                       President, Chief
                 *                      Executive Officer        February 16,
-------------------------------------   and Director              1996
            H.D. CLEBERG                (Principal
                                        Executive Officer)

                 *                     Vice Chairman of          February 16,
-------------------------------------   Board, Vice               1996
            OTIS H. MOLZ                President and
                                        Director


                 *                     Director                  February 16,
-------------------------------------                             1996
          LYMAN ADAMS, JR.


                 *                     Director                  February 16,
-------------------------------------                             1996
         RONALD J. AMUNDSON


                 *                     Director                  February 16,
-------------------------------------                             1996
         BAXTER ANKERSTJERNE

             SIGNATURES                         TITLE                DATE


                 *                      Director                 February 16,
-------------------------------------                             1996
             JODY BEZNER

                 *                      Director                 February 16,
-------------------------------------                             1996
          RICHARD L. DETTEN

                 *                      Director                 February 16,
-------------------------------------                             1996
            STEVEN ERDMAN

                 *                      Director                 February 16,
-------------------------------------                             1996
            WARREN GERDES

                 *                      Director                 February 16,
-------------------------------------                             1996
            BEN GRIFFITH

                 *                      Director                 February 16,
-------------------------------------                             1996
            GAIL D. HALL

                 *                      Director                 February 16,
-------------------------------------                             1996
           JEROME HEUERTZ

                 *                      Director                 February 16,
-------------------------------------                             1996
            BARRY JENSEN

                                        Director                 February 16,
-------------------------------------                             1996
            RON JURGENS

                 *                      Director                 February 16,
-------------------------------------                             1996
            GREG PFENNING

                 *                      Director                 February 16,
-------------------------------------                             1996
           VONN RICHARDSON

                 *                      Director                 February 16,
-------------------------------------                             1996
            MONTE ROMOHR

             SIGNATURES                      TITLE                 DATE


               *                      Director                 February 16,
------------------------------------                            1996
            JOE ROYSTER


               *                      Director                 February 16,
------------------------------------                            1996
         RAYMOND J. SCHMITZ


                                      Director                 February 16,
------------------------------------                            1996
         FRANK WILSON


               *                      Director                 February 16,
------------------------------------                            1996
           ROBERT ZINKULA

                                      Executive Vice
     /s/ John F. Berardi               President and           February 16,
------------------------------------   Chief Financial          1996
          JOHN F. BERARDI              Officer (Principal
                                       Financial Officer)

                                      Vice President and
      /s/ Merl Daniel                  Controller              February 16,
------------------------------------   (Principal               1996
            MERL DANIEL                Accounting
                                       Officer)

      /s/ John F. Berardi
*By ___________________________
  JOHN F. BERARDIATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                        DOCUMENT DESCRIPTION
 -------                       --------------------
  1      --Form of Underwriting Agreement
  4.1    --Form of Indenture between the Company and The Chase Manhattan
          Bank (National Association), as trustee
  4.2    --Form of Senior Note
  5      --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company, as to the legality of the securities being offered
  12     --Statement regarding computation of ratio of earnings to fixed charges
  23.1   --Consent of KPMG Peat Marwick LLP
  23.2   --Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5)
  23.3   --Consent of Robert B. Terry, Esq. (included in Exhibit 99)
  23.4   --Consent of Bryan Cave LLP
  24     --Powers of Attorney relating to subsequent amendments*
  25     --Form T-1 Statement of Eligibility Under Trust Indenture Act of
          1939 of The Chase Manhattan Bank (National Association)*
  99     --Opinion of Robert B. Terry, Esq., Vice President and General
          Counsel of the Company

--------

* Previously filed.